盛德律師事務所

SIDLEY AUSTIN BROWN & WOOD

BEIJING | BRUSSELS | CHICAGO | DALLAS | GENEVA | HONG KONG | LONDON

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TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com
FOUNDED 1866

LOS ANGELES | NEW YORK | SAN FRANCISCO | SHANGHAI | SINGAPORE | TOKYO | WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

Our Ref: 19160-10060

October 20, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corporation ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find the following documents which Tingyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

1. Announcement, dated April 21, 2005, in relation to waiver from the Stock Exchange in respect of the appointment of qualified accountants.

2. Annual Results Announcement for the Year Ended December 31, 2004, dated April 26, 2005.

3. Notice of Annual General Meeting, dated May 11, 2005.

4. Proxy Form of Holders of Shares for Use at the Annual General Meeting of June 13, 2005.

5. Circular, in relation to proposals for general mandates to issue and repurchase shares, re-electing of directors and notice of annual general meeting, dated May 11, 2005.

6. First Quarter Results (unaudited) announcement for the Three Months Ended March 31, 2005, dated May 25, 2005.

Partners: Balbir Bindra • Constance Choy • Eric Ho • Gloria Lam • Huanting Timothy Li • Gordon Ng
Consultants: Charles W. Allen • Ada Leung • Arun Nigam
Registered Foreign Lawyers: William O. Fifield (Texas)* • Dohyong Kim (New York)* • G. Matthew Sheridan (New York)* • Effie Vasilopoulos (Australia)* Ben B. Hur (Korea)§ • Jason T. Kuo (New York)§ • Ming-Yung Lam (PRC)§
* *Partners of Sidley Austin Brown & Wood LLP*
§ *Foreign Legal Consultants*

HK1 326304v.2

10/25

7. Announcement, dated June 24, 2005, in relation to the appointment and resignation of directors.

8. Announcement, dated July 4, 2005, in relation to an agreement to form a joint venture.

9. Announcement, dated July 11, 2005, in relation to an agreement to form a joint venture.

10. Annual Report 2004, dated April 26, 2005.

11. First Quarterly Report (unaudited) for the Three Months Ended March 31, 2005, dated May 25, 2005.

12. Interim Report 2005 (unaudited) for the Six Months Ended June 30, 2005, dated August 24, 2005.

13. Interim Results (unaudited) Announcement for the Six Months Ended June 30, 2005, dated August 24, 2005.

14. Announcement, dated October 18, 2005, in relation to continuing connected transactions.

Yours sincerely,

Carrie Jieyi Li

File #: 82-34910

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liabilitily)

(Stock code: 0322)

WAIVER FROM THE STOCK EXCHANGE IN RELATION TO THE APPOINTMENT OF QUALIFIED ACCOUNTANT

The Company wishes to announce that the Stock Exchange has granted a waiver from strict compliance of Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

Tingyi (Cayman Islands) Holding Corp. (the "**Company**") wishes to announce that the Stock Exchange has granted a waiver (the "**Waiver**") from strict compliance of Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") in relation to the appointment of a qualified accountant to the Company for a period of 3 years from 15 April 2005 to 14 April 2008 (the "**Waiver Period**").

Pursuant to Rule 3.24 of the Listing Rules, the Company must employ a qualified accountant on a fulltime basis who must be a qualified accountant and a fellow or associate member of Hong Kong Society of Accountants (now known as Hong Kong Institute of Certified Public Accountants ("**HKICPA**")) or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA (the "**HKICPA Qualification**").

Mr. Lau Yung (劉勇) ("**Mr. Lau**") is able to meet all the requirements as set out in Rule 3.24 of the Listing Rules except that he does not possess the HKICPA Qualification.

The Company has arranged for Mr. Ip Pui-Sum ("**Mr. Ip**"), the Company Secretary of the Company who is an associate member of the HKICPA, to provide assistance to Mr. Lau in the discharge of his duties as a qualified accountant under Rule 3.24 of the Listing Rules.

The Waiver is subject to the following conditions:

1. Mr. Lau, the qualified accountant of the Company, is able to meet all the requirements set out in Rule 3.24 of the Listing Rules except that he is not a fellow or associate member of HKICPA or a similar body of accountants recognised for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2. the Company has in place arrangement(s) providing Mr. Lau with access to the assistance of Mr. Ip who is an associate member of the HKICPA during the Waiver Period.

The Waiver granted by the Stock Exchange to the Company will cease on the earlier of: (a) 14 April 2008, being 3 years from the date on which the Waiver was granted; and (b) when the Company fails to fulfil the conditions of the Waiver. The Company will then immediately notify the Stock Exchange and take steps to comply with Rule 3.24 of the Listing Rules.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Katsuo Ko, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 21 April 2005

* *For identification purposes only*

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

Please also refer to the published version of this announcement in The Standard.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liability)

(Stock code: 0322)

ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

Turnover increased 16.4% to US$1,466.889 million

Profit attributable to shareholders and EPS were US$286.429 million and US5.13 cents respectively

Net cash from operating activities was US$119.264 million

Final dividend is US1.14 cents per share

Introduction

Year 2004 was a difficult year for food industry in the PRC. As a result of the Group's flexible marketing strategies, "Master Kong" Instant Noodles and Tea Drinks continued to be the market leader and the sales growth were good. Sales performance for bakery and refrigerated products also achieved a fast growth. Because of the price increase from PET plastic resin, sugar, flour and palm oil, the Group's operation cost has been increased continuously. Coupled with the severe market competition which has hindered the price increase for the Group's products, the Group's profit was affected. The Group's total sales for the year have reached the level of US$1,466.889 million, 16.4% higher than in previous year. The Group has completed two co-operation projects with strategic partners in late April and realized capital gain of US$272.955 million. For the whole year, the Group's profit attributable to shareholders amounted to US$286.429 million and earnings per share amounted to US 5.13 cents.

Dividend

The Group has maintained a strong foundation in its financial structure. Coupled with the share transfer of beverage business and logistics business, the Group realized capital gain of US$272.955 million. As the Group continues to maintain a healthy net cash position for funding future development, I would recommend to the Board to provide a return to our shareholders for their support by increasing the dividend payout this year. The Board will recommend at the Annual General Meeting to be held on 13 June 2005 the payment of a final dividend of US 1.14 cents per share, totaling US$63.712 million to shareholders whose names appear on the register of members on 13 June 2005 (shareholders who bought the Group's shares on or before 3 June 2005). Final dividend for the last year was US 1.13 cents per share, totaling US$63.152 million.

Closure of Register of Members

The Register of Members of the Company will be closed from Wednesday, 8 June 2005 to Monday, 13 June 2005, both dates inclusive, during which period no transfer of shares will be effected for the purpose of determining a Shareholders' list for the Annual General Meeting and the payment of the proposed final dividend.

In order to qualify for the dividend to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 p.m. on Tuesday, 7 June 2005.

Management Team

Through the improvement of the production skill, the number of the Group's staff has been reduced to 25,003. During the period of severe operating conditions, all staff strictly adhered to their duties. The shareholders and I would like to thank everyone for their devoted performance during the year.

Results

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group"), prepared in accordance with the accounting principles generally in Hong Kong, for the year ended 31 December 2004 as follows:

Consolidated Income Statement

	Note	**2004** *US$'000*	**2003** *US$'000*
Turnover	2	1,466,889	1,260,691
Cost of sales		(1,062,250)	(909,365)
Gross profit		404,639	351,326
Other revenue		1,908	1,597
Other net income		302,188	18,792
Distribution costs		(305,092)	(248,318)
Administrative expenses		(42,937)	(38,106)
Other operating expenses		(48,741)	(24,868)
Profit from operations	3	311,965	60,423
Finance costs		(14,878)	(20,757)
Share of (losses) profits of associates		(698)	4,639
Profit before taxation		296,389	44,305
Taxation	4	(8,576)	(7,868)
Profit from ordinary activities after taxation		287,813	36,437
Minority interests		(1,384)	(621)
Net profit attributable to shareholders	2	286,429	35,816
Dividends		63,712	63,152
Earnings per share	5		
Basic		US5.13 cents	US0.64 cents
Diluted		N/A	N/A

Consolidated balance sheet

	Note	2004 US$'000	2003 US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		932,545	909,750
Interest in associates		53,154	39,814
Interest in a joint venture		30,058	—
Other non-current financial assets		3,109	2,619
Deferred tax assets		6,197	5,830
		1,025,063	958,013
Current assets			
Current financial assets		16,466	1,142
Inventories		96,590	99,691
Trade receivables	6	71,499	62,115
Prepayments and other receivables		65,025	74,188
Pledged bank deposits		1,394	1,793
Bank balances and cash		126,152	93,185
		377,126	332,114
Current liabilities			
Trade payables	7	188,398	168,140
Other payables		96,275	83,953
Current portion of interest-bearing borrowings		186,606	164,974
Advance payments from customers		7,372	9,675
Taxation		2,575	714
		481,226	427,456
Net current liabilities		(104,100)	(95,342)
Total assets less current liabilities		920,963	862,671
Non-current liabilities			
Long-term interest-bearing borrowings		13,581	269,796
Other non-current payables		10,913	5,112
Employee benefit obligations		4,887	3,808
Deferred tax liabilities		6,176	5,834
		35,557	284,550
Minority interests		86,963	6,634
NET ASSETS		798,443	571,487
CAPITAL AND RESERVES			
Issued capital		27,943	27,943
Reserves		706,788	480,392
Proposed final dividend		63,712	63,152
		798,443	571,487

Notes:

1. **Basis of preparation**

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAPs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. **Turnover and contribution by product**

The Group operates mainly in the PRC. Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover and profits (losses) attributable to shareholders by major products is set out below:

	Turnover		**Profits (losses) attributable to shareholders**	
	2004	**2003**	**2004**	**2003**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Instant noodles	849,932	783,441	17,478	45,093
Beverages	479,398	363,753▲	9,474	7,914▲
Bakery	83,833	72,573	(15,904)	(7,454)
Others	53,726	40,924▲	275,381	(9,737)▲
Total	1,466,889	1,260,691	286,429	35,816

▲ The comparative information of turnover and profits (losses) attributable to shareholders has been restated and reclassified to conform to current year's presentation.

3. **Profit from operations**

Profit from operations is stated after charging the following:

	2004	**2003**
	US$'000	*US$'000*
Depreciation	89,586	76,338

4. **Taxation**

	2004	2003
	US$'000	*US$'000*
Current tax		
PRC income tax	8,601	7,864
Deferred taxation		
Origination and reversal of temporary differences	(25)	4
	8,576	7,868

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the year.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

5. **Earnings per Share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of US$286,429,000 (2003: US$35,816,000) and on the weighted average of 5,588,705,360 (2003: 5,588,705,360) ordinary shares in issue during the year.

No diluted earnings per share is presented as the conversion price of the Company's convertible bonds were higher than the market price of the Company's shares in both periods.

6. **Trade Receivables**

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables as at the balance sheet date is as follows:

	2004	2003
	US$'000	*US$'000*
0 - 90 days	60,717	54,076
Over 90 days	10,782	8,039
	71,499	62,115

7. **Trade Payables**

The ageing analysis of trade payables as at the balance sheet date is as follows:

	2004	2003
	US$'000	*US$'000*
0 - 90 days	173,107	148,436
Over 90 days	15,291	19,704
	188,398	168,140

Business Review

The PRC's gross domestic products (GDP) in the year 2004 achieved a growth of 9.5% and the total amount for retail market also increased by 13.3% from the previous year.

In 2004, the Group's turnover was US$1,466.889 million, an increase of 16.4% over 2003. The growth rates for turnover of instant noodle, beverage and bakery were 8.5%, 31.8%[△] and 15.5% respectively. In the fourth quarter, the Group's turnover was US$329.118 million, 7.2% higher than the same period last year. The increase was mainly from sales growth in instant noodle business and bakery business.

During the year, the prices for the Group's core materials, such as flour, palm oil and PET plastic materials have increased by more than 30%, 10% and 20% respectively. As a result, the Group's gross margin declined by 0.3pp to 27.6%. Other net income was US$302.188 million, sharply increased by 1,508.1% from 2003. It was mainly because of the capital gain from the shares transfer. Distribution costs rose by 22.9% to US$305.092 million mainly due to the increase in expenses for the advertising and promotion activities. The expenditure in advertising and promotion is an essential and long-term investment for the brand of Master Kong to establish and strengthen the Group's market position. Due to the good use of the cash from the shares transfer to repay most of the loans, the Group's finance cost sharply decreased by 28.3% to US$14.878 million. Earnings before interest, tax, depreciation and amortization (EBITDA) was US$398.945 million, increased by 185.4%. The profit attributable to shareholders for the year 2004 was US$286.429 million, representing earnings per share of US 5.13 cents and a growth by 701.6% from previous year.

Instant Noodle Business

In year 2004, under the strategy of promoting "Beef Stew Flavor" as a primary brand and aiming at different flavors in various areas, instant noodle business introduced a series of essential products with local characters and fully developed the pith of China's eating culture. "The Best of Asian Series" also let China's consumers enjoy multinational delicious Asian flavours and, at the same time, provided consumers for more choices. Furthermore, "Mian-Ba La Mian" was successfully designed for an image of high quality noodles by "Experts' Favorite Enjoyment ". Due to new products and original product series winning the favor of customers, the Group's leader position in high-end instant noodle market was further strengthened.

During the period, in order to enhance the Group's competitive ability in low-end market, which held 65% market share in the PRC's instant noodle market, and improve the potential

for development, the Group obtained the whole operation right for Yi Wan Xiang Food Co., Ltd., which is principally engaged in the production and distribution of low-end instant noodles, through an agreement with the joint venture partner, Wang Zhong-Wang. In addition, the Group continued to enlarge its operative area in low-end noodles by strengthening the Group's current management on low-end brand, for example, launching new product "Gao Tang Hao Zi Wei" etc. According to AC Nielsen, for the period of December 2004 to January 2005, the Group gained 27.4% market share by sales volume and 37.7% market share by value in the PRC instant noodle market.

In 2004, turnover for instant business amounted to US$849.932 million, grew by 8.5% from previous year and representing 57.9% of the Group's total turnover. The growth mainly came from high-end bowl noodles. Due to the continuous high price for instant noodles' core materials such as flour and palm oil, some of the small factories have been closed during this difficult period. Facing the difficult conditions, the Group actively improved the production management and upgraded the existing machinery to strengthen production capacity and reduce manpower requirement so that the pressure on gross margin arising from the increase in prices of core materials was mitigated.

During the year, the gross margin of instant noodle dropped by 1.9pp to 19.3% and profit attributable to shareholders was US$17.478 million, dropped by 61.0% mainly because of the decline of gross margin and the increase in advertising and promotion expenses.

Beverage Business

In year 2004, the Group established the market position successfully in diversified non-carbonated beverage. "Master Kong", as a primary brand, held an advantageous position in Ready-to-drink tea and bottle water area. In addition, backed by the image of "Master Kong", "Fresh Daily C" and "X-Sports" had become a famous brand in diluted juice and sports drink markets. The Group's tea drinks gained 47.0% market share in sales volume and still kept No.1 position in the market. The Group's diluted juice drinks gained No.2 position in the market and 20.6% market share in sales volume.

During the year, the flagship product "Ice Tea" continued to gain the absolute leading position in the market due to the successful marketing strategy of "Celebrity + Music". With the advance of consumers' health concern, the Group promoted its products, including green tea, juice, mineral water and sports drink, by using the "Fresh, Natural and Healthy" conception as an entrance to the market. The Group also stressed the product differentiation and adopted the flexible marketing strategy. All these efforts had satisfied the consumers' demands and driven the total revenues achieving a high level. In 2004, turnover for beverage business amounted to US$479.398 million and increased by 31.8%$^{\triangle}$ as compared to last year. The proportion to Group's total turnover increased to 32.7% and last year was 28.9%$^{\triangle}$. During the year, the Group also introduced the new product "X-Sports" besides introducing the new flavors of current products.

During the year, the prices of main raw materials for beverage business such as PET plastic resin and sugar continued to maintain at a high level. Owing to the Group's high efficient production facilities and the continuous effort in strengthening production management, the gross margin for beverage business maintained at a high level of 39.6% and same period last year was 40.4%^△^. Profit attributable to shareholders was US$9.474 million, increased by 19.7%^△^ mainly because of the well control for production expenses.

In April 2004 the Group completed the transfer of 49.99% interest in beverage business to AI Beverage a joint venture company of Asahi and Itochu to enhance the Group's competitiveness in the PRC beverage market.

△ The percentage of turnover by product type, growth rate of turnover, gross margin and growth rate of profit attributable to shareholders regarding beverage segment before revision was 30.0%, 26.5%, 40.7% and 37.5% respectively.

Bakery Business

In 2004, turnover for bakery business amounted to US$83.833 million, grew by 15.5% from previous year and representing 5.7% of the Group's total turnover. The sales increase was mainly because of the successful policy of sales focus on sandwich crackers, thin crackers and cakes and the launch of new products with glaring package in good timing. In addition, the achievable sales strategy of "Celebrity" and "Thematic Consumer Promotion" also benefited the bakery sales performance. According to AC Nielsen, based on sales value, for the period in December 2004/January 2005, "Master Kong"'s sandwich crackers maintained leading position when gained 22.7% market share by volume and 27.5% market share by value in the PRC sandwich crackers market.

In view of the development of the PRC's bakery market towards diversity, the Group made use of those existing production facilities to produce different flavours of bakery so that more choices were provided to consumers. During the year, the Group has produced different flavors for existing products and launched "Petite Cake".

In the year of 2004, the gross margin of bakery business was 34.8%, grew by 2.4pp when compared to the same period last year. The growth was mainly because of the sales focus on those high margin products. Overall operation has been improved gradually. Loss attributable to shareholders was US$15.904 million, last year's loss was US$7.454 million. The increase of loss was mainly due to the impairment loss of US$10 million recognised on the property, plant and equipment in the second quarter.

Supporting Business

The Group entered into an agreement in relation to the co-operation with Itochu to form a strategic partnership in logistics business in the PRC in April 2004. With the agreement, the Group would transfer 49.99% interest in Tingtong to Itochu. The Group believes that the co-operation will benefit the two groups' operation in the PRC logistics industry. In May 2005, the Group will complete to transfer 49.99% equity interests in Tianjin Tingjia Machinery Co., Ltd to New Tokyo Menki Co., Ltd. which is principally engaged in research and design of instant noodle production process facilities. Tianjin Tingjia is the Group's

wholly-owned subsidiary and engaged in installation and maintenance of plant and machinery. The co-operation will enhance the Group's production skill in instant noodle process facilities and further strengthen the Group's vertical integration in instant noodle business.

Refrigeration Business

Currently, refrigeration business only has one production center in Hangzhou. After entering into China market for three years, its main products — "Daily C" and "Wei Chuan Yogurt Drink" — have gained No.1 brand in Shanghai's pure fruit juice market and No.2 brand in Shanghai's yogurt market respectively. The distribution network had expanded to Beijing since the second quarter of 2004.

The Group's refrigeration products achieved a rapid increase in sales through its successful marketing strategies. These strategies included introducing the promotion theme for the brand image-building with "Health, Fashion and Confidence", positioning the products with a sense of high value, emphasizing on product differentiation and strengthening the communication between the products and the point of consumers' benefits. Besides adding the new flavors of current product series in year 2004, the Group also conducted the package extension policy and launched the cup yogurt that got the pretty well reaction from the market.

Financing

The Group's healthy finance structure was mainly benefited from the stable cash flow of the Group as a result of the well-controlled accounts receivable and inventory. At the end of 2004, the Group's cash and bank deposits amounted to US$127.546 million, increased by US$32.568 million from previous year. The main capital outlays were related to expenditure for acquisition of more instant noodle and bottle water production facilities. At the end of 2004, the Group's total borrowings decreased by US$234.583 million and represented a drop of 54.0% from previous year to US$200.187 million. The Group adjusted the ratio between long-term loans and short-term loans from the previous year's 62%: 38% to year 2004's 7%: 93%. The short-term loans have included the remaining principal amount of the Group's 2002 Convertible Bonds which is to be due in June 2005. The Group anticipates repaying the remaining principal amount of US$90 million plus a redemption premium of US$9.932 million from operating cash flows and cash from the shares transfer during the year. The total repayable amount will be US$99.932 million. The seasonal difference from the sales between the Group's instant noodle, beverage and bakery business can also maintain the Group's strong cash position. In 2004, the Group's Renminbi debts represented 31% of total debts and at the end of 2003 it was 48%. The Group's transactions are mainly denominated in Renminbi and during the period the exchange rate between Renminbi and US dollar remained stable. As a result, there was no significant impact of exchange fluctuations during the year. As of 31 December 2004, Renminbi loan and the convertible bonds with fixed interest rate accounted for 76% of the Group's total borrowing and the Group had no contingent liabilities.

Financial Ratio

	For the year ended 31 December 2004	2003
Net Profit margin	19.53%	2.84%
Finished goods turnover	10.73 Days	12.42 Days
Accounts receivable turnover	16.62 Days	15.20 Days
Gearing ratio (Net debt to shareholders' equity)	0.14 Times	0.60 Times
Debt ratio (Total liabilities to total assets)	36.86%	55.19%

Production Scale

The Group has increased 12 production lines for instant noodle and all the lines have been put in production in the fourth quarter. To facing the high growth bottle water market and enhance the Group's competitive ability in beverage market, the Group has added 12 production lines for bottle water during the year and those lines have commenced production in the first quarter of 2005.

In the year 2005, the Group plans to invest US$99 million in instant noodles business and refrigerated drinks business to meet the development requirement and to solve the bottle neck problem for the existing production facilities. The Group believes that those expansion will strengthen the competitiveness of the Group and benefit the growth of the Group's sales.

Sales Network

At the end of 2004, the Group established a team operation with 341 sales offices, 72 warehouses and 61,065 direct retailers in the PRC. With the network, the Group's products and the new products can be distributed and launched directly to the appropriate market. In addition, to cope with the development in grand sales market and supermarkets, the Group has strengthened the management of these direct sales networks and the training for frontline staff. The Group will continue to enhance "Better Access, Broader Reach" distribution strategy since the comprehensive sales network is the Group's valuable resources.

Human Resources

As of 31 December 2004, the Group employed 25,003 staff (2003: 27,803). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the perfect management system for human resources will enhance employee's contribution to the Group.

Corporate Governance

Code of Best Practice

Throughout the year ended 31 December 2004, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules, the Company has established the audit committee in September 1999 and has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. On 27 September 2004, the Board of the Company appointed Mr. Lee Tiong-Hock as an independent non-executive director and a member of the audit committee. The latest meeting of the committee was held to review the results of the Group for the period.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

Prospects

Due to the General Rich Policy pushed by the central government, the PRC's total retail and consumer expenditure will increase continuously and, at the same time, the growth of instant foods will be enlarged rapidly. The Group's business will benefit from it. Aimed at the characteristics of its products, the Group will continue to expand the sales area and enhance the modern distribution network management. As a result of experiencing the year 2004's squeeze of gross margin caused by the sharp price increase in raw materials, the Group will further refine its production process and strengthen its cost controls in order to stabilize the Group's gross margin level. Also, the Group will continue to manage the brand name and improve the marketing ability. Moreover, the Group will launch the competitive and high gross margin products timely by a combination of strategic partners and current R&D team. The Group will continue to improve the quality control system and establish the concept of "All QC".

In year 2005, under the "Profit Priority" precondition, the Group will expand its total sales, further strengthen the leading position of each product in the PRC market, and practise the concept of "Always Abreast of time, Continue to Building Value".

Purchase, Sale or Redemption of Shares and Convertible Bonds

There were no purchases, sales or redemptions of the Company's shares and the convertible bonds by the Company or any of its subsidiaries during the year.

Annual General Meeting

The 2005 Annual General Meeting of the Company will be held at the Conference Room of the Company at No.15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, PRC on Monday, 13 June 2005 at 3:00 p.m. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be published on or before 12 May 2005.

Disclosure of information on the website of The Stock Exchange of Hong Kong Limited

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange and the Company's website www.tingyi.com in due course.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Katsuo Ko, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 26 April 2005

Website: www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Monday, 13th June 2005 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and the auditors for the year ended 31st December 2004;

2. To declare the payment of a final dividend for the year ended 31st December 2004;

3. To consider the re-election of the retiring directors, including Mr. Wu Chung-Yi, Mr. Junichiro Ida, Mr. Hsu, Shin-Chun and Mr. Lee Tiong-Hock, whose biographical details have been disclosed in the circular, and to authorise the Directors to fix the directors' remuneration;

4. To re-appoint Moores Rowland Mazars, Certified Public Accountants, as auditors of the Company and authorize the Directors to fix their remuneration;

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions of the Company:

5. "**THAT** there be granted to the Directors an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors otherwise than pursuant to

      (i) a Rights Issue, and

(ii) any option scheme or similiar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20 per cent of the aggregate nominal amounts of the share capital of the Company in issue as at the date of passing of this Resolution; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities."

6. "**THAT** there be granted to the Directors an unconditional general mandate to repurchase shares in the capital of the Company, and that the exercise by the Directors of all powers of the Company to purchase shares subject to and in accordance with all applicable laws, rules and regulations be and is hereby generally and unconditionally approved, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period;

(b) such mandate shall authorize the Directors to procure the Company to repurchase shares at such prices as the Directors may at their discretion determine;

(c) the aggregate nominal amount of the shares repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution; and

(d) for the purposes of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting."

7. "**THAT**, conditional upon the passing of Resolutions 5 and 6 set out above, the aggregate nominal amount of the shares which are repurchased by the Company pursuant to and in accordance with Resolution 6 above shall be added to the aggregate nominal amount of the shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to and in accordance with Resolution 5 above."

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 11th May 2005

Notes:

1. The register of members of the Company will be closed from 8th June 2005 to 13th June 2005, both days inclusive, for the purpose of determining a Shareholders' list for the Meeting and the payment of the proposed final dividend. In order to qualify for the proposed final dividend, all transfer accompanied by the relevant share certificate must be lodged with HKSCC Registrars Limited not later than 4:00 p.m. on Tuesday, 7th June 2005. The directors will recommend a final dividend of US1.14 cents (HK8.89 cents) per ordinary share be paid to the shareholders whose names appear on the Registers of Members as at 13th June 2005. Dividend warrants will be mailed to shareholders on or before 29th July 2005. The dividend for shareholders in Hong Kong will be paid in Hong Kong dollars.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the Meeting.

5. Shareholders who intend to attend the meeting shall complete and lodge the attached reply slip to show their intention to attend the meeting with the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 9th June 2005. The reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Katsuo Ko, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

Website: www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

File #: 82-34910

REPLY SLIP

To: Tingyi (Cayman Islands) Holding Corp. (the "Company")

I/We[1] ______________________________

of ______________________________

(as shown in the register of members) being the registered holder(s) of[2] ______________ shares of US$0.005 each in the capital of the Company, hereby inform the Company that I/We intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at the Conference Room, No.15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 13th June 2005.

Date: ______________ Signature(s): ______________

Notes:

1 Please insert full name(s) and address(es) (as shown in the register of members) in block capitals.

2 Please insert the number and class of shares registered in your name(s).

3 In order to be valid, this completed and signed reply slip shall be delivered to the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 9th June 2005. This reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

PROXY FORM OF HOLDERS OF SHARES FOR USE AT THE ANNUAL GENERAL MEETING

The number of shares to which this proxy form relates *(note 1)*	

I/We *(note 2)* ______________________________

of ______________________________

being the registered holder(s) of *(note 3)* ______________ shares in Tingyi (Cayman Islands) Holding Corp. (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or *(note 4)* ______________ ______________ as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at the Conference Room, No. 15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 13th June 2005 or at any adjournment thereof and in vote as such meeting or at any adjournment thereof in respect of the resolutions as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	Resolutions	For *(note 5)*	Against *(note 5)*
1.	To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December 2004		
2.	To declare the payment of a final dividend for the year ended 31st December 2004		
3.	To re-elect the retiring directors and authorise the Directors to fix their remuneration		
	Mr. Wu Chung-Yi		
	Mr. Junichiro Ida		
	Mr. Hsu, Shin-Chun		
	Mr. Lee Tiong-Hock		
4.	To re-appoint auditors of the Company and authorise the directors to fix their remuneration		
5.	To consider and approve the general mandate for issue of shares		
6.	To consider and approve the general mandate to repurchase shares in the capital of the Company		
7.	To consider and approve that the aggregate nominal amount of shares which are repurchased by the Company shall be added to the aggregate nominal amount of the shares which may be alloted pursuant to the general mandate for issue of shares		

Dated this ______________ day of ______________ 2005 Signature(s) *(Note 6)*: ______________

Notes:

1 Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to *all the shares in the Company registered in your name(s).*

2 Please insert the name(s) and address(es) (as shown in the register of member(s)) in block capital(s).

3 Please insert the number of all the shares in the Company registered in your name(s).

4 If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to attend and vote at the Meeting. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.

5 Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.

6 This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or institution, either under the common seal or under the hand of any *director or attorney duly authorised in writing.*

7 To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointed, a notarially copy of that power of attorney or other authority, must be deposited at Suite 3807, 38/F, Central Plaza, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting.

File #: 82 - 34910

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you have sold or transferred all your shares in Tingyi (Cayman Islands) Holding Corp., you should at once hand this document and the accompanying 2004 Annual Report and form of proxy to the purchaser or to the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or to the transferee.

If you are in any doubt as to any aspect of this document or as to any action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Tingyi (Cayman Islands) Holding Corp. to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China on Monday, 13th June 2005 at 3:00 p.m. is set out on pages 11 to 13 of this document.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's Principal Place of Business in Hong Kong at Suite 3807, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting in person if you so wish.

In this document, the following expressions have the following meanings, unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held on 13th June 2005 at 3:00 p.m. or any adjournment thereof the notice of which is set out on pages 11 to 13 of this document
"Board" or "Directors"	the board of Directors of the Company, or where the context so admits, the directors of the Company
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Main Board of the Stock Exchange
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	6th May 2005, being the latest practicable date prior to the printing of this document for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Registrar"	the Company's share registrar in Hong Kong, Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Repurchase Mandate"	a general and unconditional mandate to exercise all powers of the Company to repurchase Shares during the period as set out in the Repurchase Resolution up to a maximum of 10 per cent. of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution number 6 of the notice of Annual General Meeting
"Sanyo"	Sanyo Foods Co., Ltd., a company incorporated in Japan with limited liability
"SFO"	Securities and Futures Ordinance
"Share(s)"	share(s) of US$0.005 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Ting Hsin"	Ting Hsin (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

Executive Directors:
Mr. Wei Ing-Chou
(Chairman and Chief Executive Officer)
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wei Ying-Chiao
Mr. Wu Chung-Yi
Mr. Jun-Ichiro Ida

Independent Non-executive Directors:
Mr. Hsu, Shin-Chun
Mr. Katsuo Ko
Mr. Lee Tiong-Hock

Hong Kong Office:
Suite 3807
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

11th May 2005

To the shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

It is proposed that at the Annual General Meeting of Tingyi (Cayman Islands) Holding Corp. to be held on Monday, 13th June 2005, the notice of which is set out on pages 11 to 13 of this document, ordinary resolutions will be proposed to grant the Directors general mandates to issue and repurchase shares of US$0.005 each in the capital of the Company and to approve the re-election of directors.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of Shareholders to vote at the Annual General Meeting, the register of members of the Company will be closed from Wednesday, 8th June 2005 to Monday, 13th June 2005 (both days inclusive).

* *For identification purpose only*

In order to attend and vote at the Annual General Meeting, Shareholders must lodge any transfers of Shares (with the relevant share certificates) with the Company's Registrar in Hong Kong, Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 7th June 2005.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given the Repurchase Mandate to repurchase Share not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company in issue as at the date of the Repurchase Resolution.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company unless it is renewed at such meeting or until revoked or varied by ordinary resolution of the shareholders in general meeting prior to the next annual general meeting.

An explanatory statement which contains all the information reasonably necessary to enable you to make an informed decision in relation to the proposed resolution regarding the Repurchase Mandate as required by the Listing Rules is set out in Appendix I to this document.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to issue 1,117,741,072 Shares representing up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of such resolution. In addition, a resolution will be proposed to be passed to authorize the Directors to issue, allot and deal with Shares in an amount equal to the aggregate issued share capital repurchased under the Repurchase Mandate since the granting of the general mandate to issue shares.

RE-ELECTION OF DIRECTORS

Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this document.

ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the general mandate for Directors to issue new Shares and the Repurchase Mandate, is set out on pages 11 to 13 of this document. Shareholders are advised to read the notice and to complete and return the accompanying form of proxy for use at the Annual General Meeting in accordance with the instructions printed thereon.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69 of the Articles of Association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Pursuant to Article 74 of the Articles of Association of the Company, at any general meeting on a show of hands every member who is present in person or by proxy (or, in the case of a member being a corporation by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register. On a poll a member entitled to more than one vote is under no obligation to cast all his votes in the same way.

RECOMMENDATION

The Directors consider that the granting of the general mandates to issue new Shares and to repurchase Shares and the re-election of the retiring Directors are all in the best interest of the Company and its Shareholders and so recommend you to vote in favour of the resolutions at the Annual General Meeting.

Yours faithfully,
On behalf of the board
Wei Ing-Chou
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposed Repurchase Mandate.

1. **Listing Rules**

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) *Source of Funds*

Repurchases must be made out of funds which are legally available for such purpose in accordance with the laws of the Cayman Islands and the memorandum and articles of association of the company.

(b) *Maximum number of shares to be repurchased and subsequent issues*

A maximum of 10% of the issued share capital of the company as at the date of passing the relevant resolution granting the general mandate may be repurchased on the Stock Exchange.

(c) *Shares to be repurchased*

The Listing Rules provide that the shares which are proposed to be repurchased by a company must be fully paid up.

2. **Share Capital**

As at 6th May 2005, being the Latest Practicable Date, the Company had 5,588,705,360 Shares.

Subject to the passing of the ordinary resolution to approve the Repurchase Mandate, and on the basis that no further shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to purchase a maximum of 558,870,536 fully paid up Shares representing 10% of the issued share capital of the Company.

3. **Reasons for Repurchases**

Whilst the Directors do not presently intend to repurchase any Shares, they believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement in the value of the Shares and/or earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

4. **Funding of Repurchases**

In repurchasing Shares, the Company may only apply its available cash flow or working capital facilities which will be funds legally available for such purpose in accordance with the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company. Such funds include profits available for distribution and the proceeds of fresh issues of Shares made for the purpose of the repurchases.

If the Repurchase Mandate were exercised in full, there could be a material adverse effect on the working capital position of the Group or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Group (as compared with the position disclosed in the audited consolidated accounts as at 31st December 2004). The Directors therefore do not propose to exercise the Repurchase Mandate to such an extent unless the Directors determined that such repurchases were taking account of all relevant factors, in the best interests of the Group.

5. **Share Prices**

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the months from May 2004 to the Latest Practicable Date were as follows:

	Price per share	
	Highest *(HK$)*	**Lowest** *(HK$)*
2004		
May	2.25	1.95
June	2.20	1.88
July	2.20	1.87
August	2.10	1.62
September	1.75	1.44
October	1.68	1.54
November	1.82	1.57
December	1.79	1.65
2005		
January	1.86	1.67
February	2.05	1.80
March	1.92	1.59
April	1.88	1.59
May#	1.80	1.70

Up to and including the Latest Practicable Date.

6. **Undertaking**

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, has any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if such Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of the Cayman Islands.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to do so in the event that the Repurchase Mandate is approved by the Shareholders.

7. Takeovers Code

If as a result of a share repurchase by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Ting Hsin held 1,854,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company. Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion. In addition, Sanyo also held 1,854,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company, as at the Latest Practicable Date. If the Company exercises the right to repurchase the maximum of 558,870,536 shares in the Company, the respective percentage of shareholdings held by each of Ting Hsin and Sanyo will increase from 33.1889% to 36.88%. Such increase may give rise to an obligation for Ting Hsin and Sanyo to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Company may not repurchase shares which would result in the amount of shares held by the public being reduced to less than 25%. The Directors will be cautioned in exercising the Repurchase Mandate and have no intention to exercise the Repurchase Mandate to such extent which would result in Ting Hsin and Sanyo becoming obliged to make a mandatory offer.

8. Repurchases made by the Company

During the previous six months preceding the Latest Practicable Date, the Company did not repurchase any Shares through the Stock Exchange or otherwise. In addition, the Company will not repurchase Shares pursuant to the Repurchase Mandate to such an extent as to result in the amount of Shares held by the public falling below 25%.

The particulars of the Directors proposed to be re-elected at the Annual General Meeting are as follows:

(1) **Mr. Wu Chung-Yi, aged 49, Executive Director**

Wu Chung-Yi, aged 49, appointed as a Director of the Company in 1996, is the CEO of GSK Group. He attended the University of California in Los Angeles in the United States and has experience in corporate management. He is also a director and a shareholder of Ting Hsin. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Wu has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirement in the Articles of Association of the Company. In the financial year ended 31st December 2004, he received a total emolument of US$66,000. The emoluments payable to Mr. Wu is subject to review by the Board each year. The emoluments of Mr. Wu are determined by reference to his duties and responsibilities within the Group.

As at the Latest Practicable Date, Ting Hsin held 1,454,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company. Ting Hsin is beneficially owned as the approximately 27.91% by Wu Chung-Yi through Gisshin Ventures Capital Inc.

Save as disclosed above, Mr. Wu (i) does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO; and (ii) is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Wu has not held directorship or major appointment in any other listed public companies in the past three years and there is no any other matters that need to be brought to the attention of Shareholders of the Company.

(2) **Mr. Junichiro Ida, aged 43, Executive Director**

Junichiro Ida, aged 43, appointed as a Director of the Company in May 2002, is the President of Sanyo. After graduating from Rikkyo University in 1985, he joined Fuji Bank and worked there for six years. In 1992, he joined Sanyo. Mr. Ida is the son of Mr. Takeshi Ida, an Executive Director and Vice Chairman of the Company. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Ida has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirement in the Articles of Association of the Company. In the financial year ended 31st December 2004, he received a total emolument of US$66,000. The emoluments payable to Mr. Ida is subject to review by the Board each year. The emoluments of Mr. Ida are determined by reference to his duties and responsibilities within the Group.

Mr. Ida does not have, and is not deemed to have, any interests or short positions in any shares, underlying shares or debentures of Company and its associated corporations within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Ida is not connected with any other directors, senior

management, substantial or controlling shareholders of the Company. Except for being the President of Sanyo, Mr. Ida has not held directorship or major appointment in any other listed public companies in the past three years and there is no any other matters that need to be brought to the attention of Shareholders.

(3) **Mr. Hsu, Shin-Chun, aged 49, Independent Non-Executive Director**

Hsu, Shin-Chun, aged 49, appointed as an Independent Non-executive Director of the Company in October 1999. He received a bachelor degree in Business Administration from National Taiwan University in 1979. He has more than 16 years working experience in the financial industry and has comprehensive knowledge in securities investments, corporate finance and financial engineering. He is also a Certified Financial Analyst in Taiwan. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Hsu has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirements in the Articles of Association of the Company. In the financial year ended 31st December 2004, he received a total emolument of US$66,000. The emoluments payable to Mr. Hsu is subject to review by the Board each year. The emolument of Mr. Hsu are determined by reference to his duties and responsibilities within the Group.

Mr. Hsu does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO. Mr. Hsu is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Hsu has not held directorship or major appointment in any other listed public companies in the past three years and there is no any other matters that need to be brought to the attention of Shareholders.

(4) **Mr. Lee Tiong-Hock, aged 65, Independent Non-Executive Director**

Lee Tiong-Hock, aged 65, has been appointed as an Independent Non-executive Director of the Company since 27th September 2004. Mr. Lee has over 27 years of experience in commercial and investment banking. From 1977 to 1987, he served as the senior manager of marketing department of an international bank in Hong Kong and, concurrently, as general manager of its two deposit-taking subsidiaries. During 1989 to 1997, he was engaged in corporate finance advisory business, and since then in private financial consultancy business in Hong Kong. He is a member of Hong Kong Institute of Bankers and the Hong Kong Securities Institute. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Lee has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirements in the Articles of Association of the Company. In the financial year ended 31st December 2004, he received a total emolument of US$21,000. The emoluments payable to Mr. Lee is subject to review by the Board each year. The emoluments of Mr. Lee are determined by reference to his duties and responsibilities within the Group.

Mr. Lee does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO. Mr. Lee is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Lee was a director of three listed companies in Hong Kong in the last three years, namely, Goldwiz Holdings Limited, Techwayson Holdings Limited and Fortuna International Holdings Limited. There is no any other matters that need to be brought to the attention of Shareholders.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Monday, 13th June 2005 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and the auditors for the year ended 31st December 2004;

2. To declare the payment of a final dividend for the year ended 31st December 2004;

3. To consider the re-election of the retiring directors, including Mr. Wu Chung-Yi, Mr. Junichiro Ida, Mr. Hsu, Shin-Chun and Mr. Lee Tiong-Hock, whose biographical details have been disclosed in the circular, and to authorise the Directors to fix the directors' remuneration;

4. To re-appoint Moores Rowland Mazars, Certified Public Accountants, as auditors of the Company and authorize the Directors to fix their remuneration;

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions of the Company:

5. "**THAT** there be granted to the Directors an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors otherwise than pursuant to

      (i) a Rights Issue, and

      (ii) any option scheme or similiar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20 per cent of the aggregate nominal amounts of the share capital of the Company in issue as at the date of passing of this Resolution; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities."

6. "**THAT** there be granted to the Directors an unconditional general mandate to repurchase shares in the capital of the Company, and that the exercise by the Directors of all powers of the Company to purchase shares subject to and in accordance with all applicable laws, rules and regulations be and is hereby generally and unconditionally approved, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period;

(b) such mandate shall authorize the Directors to procure the Company to repurchase shares at such prices as the Directors may at their discretion determine;

(c) the aggregate nominal amount of the shares repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution; and

(d) for the purposes of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting."

7. "**THAT**, conditional upon the passing of Resolutions 5 and 6 set out above, the aggregate nominal amount of the shares which are repurchased by the Company pursuant to and in accordance with Resolution 6 above shall be added to the aggregate nominal amount of the shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to and in accordance with Resolution 5 above."

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 11th May 2005

Notes:

1. The register of members of the Company will be closed from 8th June 2005 to 13th June 2005, both days inclusive, for the purpose of determining a Shareholders' list for the Meeting and the payment of the proposed final dividend. In order to qualify for the proposed final dividend, all transfer accompanied by the relevant share certificate must be lodged with HKSCC Registrars Limited not later than 4:00 p.m. on Tuesday, 7th June 2005. The directors will recommend a final dividend of US1.14 cents (HK8.89 cents) per ordinary share be paid to the shareholders whose names appear on the Registers of Members as at 13th June 2005. Dividend warrants will be mailed to shareholders on or before 29th July 2005. The dividend for shareholders in Hong Kong will be paid in Hong Kong dollars.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the Meeting.

5. Shareholders who intend to attend the meeting shall complete and lodge the attached reply slip to show their intention to attend the meeting with the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 9th June 2005. The reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

FIRST QUARTER RESULTS FOR THE THREE MONTHS ENDED 31ST MARCH 2005

Summary

The continuous growth in the PRC economy and income of the citizens has boosted the total amount for retail market in the first quarter which increased by 13.7% as compared to the same period last year. Benefiting from continuing growth in domestic demand markets, the Group gained a relatively stable increase in sales. The encouraging financial results in the first quarter of year 2005 were attributable to the Group's further refining in its overall operation because of the experience on the sharp increase in raw material price in 2004.

- Turnover of the Group amounted to US$423 million, increased by 17.4% as compared to the corresponding period last year;
- Gross margin of the Group was 30.53% as compared to 26.69% in the corresponding period last year;
- Profit attributable to equity holders of the parent amounted to US$34.857 million, increased by 181.63% as compared to the corresponding period last year;
- Earnings per share amounted to US0.62 cents, increased by US0.40 cents as compared to the corresponding period last year;
- Turnover for instant noodles, beverage and bakery were US$249 million, US$137 million and US$23.134 million respectively, and the product growth rates were 12.97%, 23.23% and 18.39% respectively.

First Quarter Results

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated first quarter financial statements of the Company and its subsidiaries (the "Group") for the three months ended 31st March 2005 together with the unaudited comparative figures for the corresponding period in 2004. These first quarter financial statements have not been audited, but have been reviewed by the Company's audit committee.

Condensed Consolidated Income Statement

For the Three Months Ended 31st March 2005

	Note	**2005** **(Unaudited)** *US$'000*	**2004** **(Unaudited)** *US$'000*
Turnover	2	423,472	360,720
Cost of sales		(294,203)	(264,434)
Gross profit		129,269	96,286
Other revenue		743	519
Other net income		5,325	3,689
Distribution costs		(66,863)	(67,543)
Administrative expenses		(12,144)	(10,010)
Other operating expenses		(6,516)	(4,936)
Finance costs		(2,799)	(5,219)
Share of profit of associates		2,263	1,168
Profit before taxation	3	49,278	13,954
Taxation	4	(5,178)	(1,394)
Profit for the period		44,100	12,560
Attributable to			
Equity holders of the parent		34,857	12,377
Minority interests		9,243	183
		44,100	12,560
Earnings per share	5		
Basic		0.62 cents	0.22 cents
Diluted		N/A	N/A

Condensed Consolidated Balance Sheet

As at 31st March 2005

	Note	As at 31st March 2005 (Unaudited) US$'000	As at 31st December 2004 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		885,640	879,964
Prepayments for operating lease		52,255	52,581
Interest in associates		43,966	53,154
Interest in a joint venture		30,058	30,058
Other non-current financial assets		3,116	3,109
Deferred tax assets		6,197	6,197
		1,021,232	1,025,063
Current assets			
Current financial assets		46,936	16,466
Inventories		90,295	96,590
Trade receivables	7	74,517	71,499
Prepayments and other receivables		68,983	65,025
Pledged bank deposits		4,382	1,394
Bank balances and cash		188,926	126,152
		474,039	377,126
Current liabilities			
Trade payables	8	207,709	188,398
Other payables		105,129	96,275
Current portion of interest-bearing borrowings		176,386	186,606
Advance payments from customers		37,505	7,372
Taxation		5,799	2,575
		532,528	481,226
Net current liabilities		(58,489)	(104,100)
Total assets less current liabilities		962,743	920,963

	Note	As at 31st March 2005 (Unaudited) US$'000	As at 31st December 2004 (Audited) US$'000
Non-current liabilities			
Long-term interest-bearing borrowings		11,165	13,581
Other non-current payables		10,770	10,913
Employee benefit obligations		5,105	4,887
Deferred tax liabilities		6,176	6,176
		33,216	35,557
NET ASSETS		929,527	885,406
CAPITAL AND RESERVES			
Equity attributable to equity holders of the parent			
Issued capital		27,943	27,943
Reserves		741,666	706,788
Proposed final dividend		63,712	63,712
		833,321	798,443
Minority interests		96,206	86,963
		929,527	885,406

Notes:

1. **Basis of preparation**

Basis of preparation and accounting policies

The Directors are responsible for the preparation of the Group's unaudited quarterly financial statements. These unaudited quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These condensed quarterly financial statements should be read in conjunction with the 2004 annual financial statements.

Adoption of the New Hong Kong Financial Reporting Standards ("New HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs"), herein collectively referred to as the new HKFRSs, which are effective for accounting periods beginning on or after 1st January 2005. The Group adopted the new HKFRSs on 1st January 2005 and the above financial data included the impact upon adoption of these new HKFRSs. The adoption of the new HKFRSs has no material impact on the results of the Group apart from certain change in the accounting presentation.

2. **Turnover and segment result by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover and segment result by major products is set out below:

	Turnover For the three months ended 31st March		**Segment result For the three months ended 31st March**	
	2005 (Unaudited) *US$'000*	**2004 (Unaudited)** *US$'000*	**2005 (Unaudited)** *US$'000*	**2004 (Unaudited)** *US$'000*
Instant noodles	249,475	220,837	27,177	6,093
Beverages	136,620	110,867*	20,106	11,433*
Bakery	23,134	19,541	375	(1,694)
Others	14,243	9,475*	2,612	1,880*
Total	423,472	360,720	50,270	17,712

* The comparative information of turnover and segment result has been restated and reclassified to conform to current quarter's presentation.

3. **Profit before taxation**

	For the three months ended 31st March	
	2005	**2004**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Profit before taxation is stated after charging the following:		
Depreciation	23,010	21,590

4. **Taxation**

	For the three months ended 31st March	
	2005	**2004**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
PRC enterprise income tax	5,178	1,394

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

5. **Earnings per Share**

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the parent for the period of US$34,857,000 (2004: US$12,377,000) and on the weighted average of 5,588,705,360 (2004: 5,588,705,360) ordinary shares in issue during the period.

No diluted earnings per share is presented as the conversion price of the Company's convertible bonds were higher than the market price of the Company's shares in both periods.

6. **Dividend**

The Board of Directors resolves that no dividend be paid for the three months ended 31st March 2005 (2004: nil).

7. **Trade Receivables**

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables as at the balance sheet date is as follows:

	As at 31st March 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
0 - 90 days	62,801	60,717
Over 90 days	11,716	10,782
	74,517	71,499

8. **Trade Payables**

The ageing analysis of trade payables as at the balance sheet date is as follows:

	As at 31st March 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
0 - 90 days	185,299	173,107
Over 90 days	22,410	15,291
	207,709	188,398

MANAGEMENT DISCUSSION AND ANALYSIS

Instant Noodle Business

In the first quarter of year 2005, turnover for instant noodle business amounted to US$249.475 million, grew by 12.97% from the same period last year and representing 58.91% of the Group's total turnover. The successful sales were mainly attributable to continuing brand investment under the current solid base of "Better Access, Broader Reach". Also, leveraging on the strategy of overall improvement on the value sense for high-end instant noodle products and effective communication with media, the Group made an effort to build "Master Kong" as a high-value brand name and achieved a significant growth in all kinds of container noodles. In addition, due to the appropriate application in the product strategy of regional eating culture and the product series with local characters winning the favor of customers, the Group consolidated its brand name as a leader position. Furthermore, the Group's low-end price products "Fu Man Duo" and "Hao Zi Wei" maintained stable growth because of deep plowing in villages and increased consumers' demands on instant noodles in countries. According to AC Nielsen, for the period of February to March 2005, by sales value, the Group's market share was 38.61% in the PRC instant noodle market. The Group's leading position was further strengthened.

During the period, the gross margin of instant noodle increased by 5.51pp to 23.95%. Despite the continuous high price for core material flour, the gross margin was improved because of 7% price cutting on palm oil, moderate increase in price of products, refining production process and the continuous increase in sales portion of high margin container noodles and high-end packet noodles. Profit attributable to equity holders of the parent was US$23.001 million, increased by 400.81% mainly because of the effective control for cost and adjustment on products mix.

Beverage Business

The successful strategies, which included the efforts to consolidate distribution network continuously, strengthen supplies to distribution network and communicate with retail partners before peak season — Chinese New Year coming, optimize production package, launch completely new advertisement, activate and improve brand image, etc., made the first quarter's turnover for beverage business increase by 23.23% to US$136.620 million and representing 32.26% of the Group's total turnover. During the period, beverage business enhanced promotion effect on Master Kong Juice Drink Family Size Series in order to satisfy the family demands in Chinese New Year and continued to expand the sales area for Master Kong Mineralized Water. All these efforts made beverage business achieve a new record in turnover. According to AC Nielsen, for the period of February to March 2005, Master Kong's Ready-To-Drink Tea gained 47.0% market share by sales value and still kept the No.1 position in the market; Master Kong's juice drink series gained No.2 position in the market and 17.1% market share.

The gross margin of beverage business was affected by the price of PET plastic resin that continued to stand at a high level. However, owing to the Group's highly efficient production facilities and vertical integrated production process, the pressure that was caused by the price increase in raw material was mitigated. During the period, the gross margin for beverage business was 40.45% and increased by 0.48pp as compared to the same period last year. Profit attributable to equity holders of the parent was US$8.670 million, decreased by 12.52% mainly because the US$9.121 million minority interests have been accounted for during the period.

Bakery Business

In the first quarter of 2005, turnover for bakery business amounted to US$23.134 million, increased by 18.39% from the same period last year and representing 5.46% of the Group's total turnover. The results were mainly attributable to the following strategies: continuously emphasizing on brand name management and product differentiation, refining and developing new flavors and new package. The growth in sales was mainly from its core products such as sandwich crackers, muffin and thin crackers. In addition, the new product "Petite Cake" has been well received by the market. As a result, the Group achieved good development in both "Cake" and "Cracker" products. According to AC Nielsen, for the period of February to March 2005, market share of "Master Kong"'s sandwich crackers was 25.2% and gained second position in the PRC market.

During the period, the gross margin of bakery business was 35.93%, grew by 4.2pp when compared to the same period last year. The growth was mainly because of efficiency improvement and the concentration on producing high margin products. Based on the current policy, the performance for bakery business will be expected to improve gradually. Profit attributable to equity holders of the parent was US$0.350 million, last year's loss was US$1.819 million.

Financing

As of 31st March 2005, the Group's total liabilities amounted to US$566 million, representing an increase of US$48.961 million from US$517 million as at 31st December 2004. Total assets amounted to US$1.495 million. The leverage ratio calculated as total liabilities to total assets increased by 0.98pp to 37.84% as compared to 31st December 2004. The increase was mainly because of the increase in advance payments from customers by US$30.133 million and the increase in other payables by US$8.854 million. The Group's long-term and short-term loans decreased by US$12.636 million as compared to 31st December 2004. The portion for US dollars and Renminbi in the Group's total borrowing was 77% and 23% respectively. The Group's transactions are mainly denominated in Renminbi, but there is no significant impact of exchange fluctuations because the exchange rate between Renminbi and US dollar remained relatively stable during the period. As of 31st March 2005, the Group had no contingent liability and cash on hand amounted to US$193 million.

Financial Ratio

	As at 31st March 2005	As at 31st December 2004
Finished goods turnover	9.62 Days	10.73 Days
Accounts receivable turnover	15.52 Days	16.62 Days
Current Ratio	0.89 Times	0.78 Times
Debt ratio (Total liabilities to total assets)	37.84%	36.86%
Gearing ratio (Net debt to equity attributable to equity holders of the parent)	0.12 Times	0.14 Times

The Group's 2002 Convertible Bonds will be due in June 2005. The Group anticipates repaying the remaining principal amount of US$90 million plus a redemption premium of US$9.932 million from operating cash flows and cash from the shares transfer during last year. The total repayable amount will be US$99.932 million.

Human Resources

As of 31st March 2005, the Group employed 26,514 staff (31st December 2004: 25,003). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the perfect management system for human resources will enhance employee's contribution to the Group.

Prospects

The continuous growth for the PRC consumers' income and the new concept for consumption will further expand the development for the instant food market. Because of the pressure of price increase in raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the second quarter. Facing the pressure from market competition and the increasing production cost, the Group will continue to refine its overall operation. Under the "Profit Priority" precondition, the Group will expand its total sales and further strengthen the leading position of each product in the PRC market.

Corporate Governance

Code of Best Practice

Throughout the period ended 31st March 2005, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules, the Company has established the audit committee in September 1999 and currently has three independent non-executive directors, Mr. Hsu Shin-Chun, Mr. Katsuo Ko and Mr. Lee Tiong-Hock. The latest meeting of the committee was held to review the results of the Group for the period.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

Purchase, Sale or Redemption of Shares and Convertible Bonds

There were no purchases, sales or redemptions of the Company's shares and the convertible bonds by the Company or any of its subsidiaries during the period.

Caution Statement

The Board wishes to remind investors that the financial statements and the financial outlines for the first quarter ended 31st March 2005 are based on the Group's internal records and management accounts. The financial statements for the first quarter ended 31st March 2005 have not been reviewed or audited by the auditors. The financial statements for the first quarter ended 31st March 2004 are extracted from the unaudited financial statements already disclosed by the Group and have been restated, and the financial statements for the year

ended 31st December 2004 are extracted from the audited financial statements as contained in the 2004 Annual Report and have been restated. **Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first quarter ended 31st March 2005. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.**

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Katsuo Ko, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 25th May 2005

Website: www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

File #: 82-34910

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

APPOINTMENT AND RESIGNATION OF DIRECTORS

The Board of Directors (the "Board") of Tingyi (Cayman Islands) Holding Corp. (the "Company") announces the following changes to directorships of the Company with effect from 24 June 2005:

1. Mr Tomoyuki Nakayama has been appointed as an Independent Non-Executive Director; and

2. Mr Katsuo Ko resigned as an Independent Non-Executive director.

Appointment of Independent Non-Executive Director

The Board announces that Mr Tomoyuki Nakayama has been appointed as an Independent Non-Executive Director of the Company with effect from 24 June 2005.

Mr Nakayama, aged 57. He is the Corporate Senior Vice President, Member of the Board of Marubeni Corporation. After graduating from economics department of Wakayama University in 1971, he joined Marubeni Corporation and has been engaged in trading business in foods, agri-marine products and textile for over 30 years.

As at the date of this announcement, Mr Nakayama does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He has not held any directorship nor has he held any senior management positions in listed public companies in the last three years preceding from the date of this announcement. Mr Nakayama does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company.

There is no service contract entered into between the Company and Mr Nakayama. His emoluments will be determined by the Board of the Company. He shall hold office until the next annual general meeting of the Company and thereafter be subject to retirement by rotation and re-election in accordance with the articles of association of the Company.

Save as disclosed in this announcement, there are no other matters that need to be brought to the attention of the shareholders of the Company in relation to this appointment.

Resignation of Independent Non-Executive Director

The Board announces the resignation of Mr Katsuo Ko, as an Independent Non-Executive Director of the Company due to personal reasons with effect from 24 June 2005.

Mr Ko confirmed that there is no matter of disagreement with the Board or issue which needs to be brought to the attention of The Stock Exchange of Hong Kong Limited and the shareholders of the Company in respect of his resignation.

The Board would like to take this opportunity to welcome Mr Nakayama to the Board and wishes to express its sincere gratitude to Mr Ko for his valuable contributions towards the Company during his tenure of office.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 24 June 2005

* *For identification purposes only*

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

Please also refer to the published version of this announcement in The Standard.

File #: 82-34910

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board wishes to announce that the Subsidiary and Kameda entered into an Agreement to form the JVC in Tianjin Economic Development Zone in the PRC on 4 July 2005.

The Board wishes to announce that on 4 July 2005, Master Kong Bakery (BVI) Co., Ltd. (the "**Subsidiary**"), a wholly-owned subsidiary of Tingyi (Cayman Islands) Holding Corp. (the "**Company**", together with its subsidiaries the "**Group**"), entered into an agreement (the "**Agreement**") with Kameda Seika Co., Ltd. (亀田制果株式會社) ("**Kameda**") for the formation of a joint venture, 天津亀田食品有限公司, (the " **JVC**"), in Tianjin Economic Development Zone in the People's Republic of China (the "**PRC**"). The JVC will be engaged in the production and sale of rice crackers.

Pursuant to the terms of the Agreement, the total investment and the registered capital of the JVC will be US$12 million (approximately HK$93.6 million) and US$6 million (approximately HK$46.8 million) respectively. The registered capital of US6 million represents the estimated cost for setting up the production facility of the JVC and the funds for operation and product development of the JVC. Each of the Subsidiary and Kameda will contribute US$3 million (approximately HK$23.4 million) in cash within 30 days from the date of the issuance of the business license of the JVC. The capital contribution to be made by the Subsidiary will be funded by the Group's internal resources. Upon the establishment of the JVC, each of the Subsidiary and Kameda will be interested in 50% interest in the JVC. The board of directors of the JVC (the "**Board**") will consist of four members and each of the Subsidiary and Kameda will be entitled to appoint two members to the Board and the Subsidiary has the right to appoint the chairman of the Board who has a second vote on certain important issue and the JVC will be treated as a subsidiary of the Company for accounting purposes.

Kameda is a company incorporated in Japan, the shares of which are listed on the Tokyo Stock Exchange. The principal activities of Kameda are the manufacture and sale of rice crackers. Kameda together with its ultimate beneficial owners and their respective associates (as defined in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) are independent of and not related to the Company.

The principal activities of the Group are the manufacture and sale of instant noodles, baked goods and beverages in the PRC. The establishment of the JVC is to further strengthen the food business of the Group in the PRC. With the technologies and know-how support provided by Kameda under the Agreement, the Group is expected to further diversify its business into the production and distribution of processed rice products in the PRC. Therefore, the Board considers that the co-operation between the Subsidiary and Kameda will be beneficial to the Company and its shareholders as a whole.

For the purpose of this announcement, exchange rate of US$1 = HK$7.80 has been adopted for illustrative purpose only.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
Ip Pui Sum
Company Secretary

Hong Kong, 4 July 2005

* *For identification purposes only*

Website : http://www.masterkong.com.cn
http://irasia.com/listco/hk/tingyi

Please also refer to the published version of this announcement in The Standard.

File #: 82-34910.

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 322)

FORMATION OF JV

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to announce that the Subsidiary, Kagome and Itochu entered into an Agreement to form the JV in Hangzhou, Zhejiang Province in the PRC on 11 July 2005.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The Board wishes to announce that on 11 July 2005, Master Kong Beverages (BVI) Co., Ltd. (康師傅飲品(BVI)有限公司) (the "**Subsidiary**"), a wholly-owned subsidiary of Tingyi (Cayman Islands) Holding Corp. (the "**Company**", together with its subsidiaries known as the "**Group**"), entered into an agreement (the "**Agreement**") with Kagome Co., Ltd. (可果美株式會社) ("**Kagome**") and Itochu Corporation (伊藤忠商事株式會社) ("**Itochu**", together with the Subsidiary and Kagome known as the "**Shareholders**") for the formation of a joint venture, Kagome (Hangzhou) Foods Co., Ltd. (可果美(杭州)食品有限公司) (the "**JV**"), in Hangzhou, Zhejiang Province in the People's Republic of China (the "**PRC**"). The JV will be engaged in the production and sale of beverages (including but not limited to vegetable juice, mixed vegetable and fruit juice and vegetable and lactic beverage, etc.).

Pursuant to the terms of the Agreement, the total investment and the registered capital of the JV will be US$22.5 million (approximately HK$175.5 million) and US$9 million (approximately HK$70.2 million) respectively. The registered capital of US$9 million (approximately HK$70.2 million) is determined based on the estimated cost for setting up the production facility of the JV and the funds for operation and product development of the JV. The registered capital of the JV will be paid up by the Shareholders in cash in three tranches within one month, four months and six months respectively from the date of the issuance of the business license of the JV in the amount of US$3.6 million (approximately HK$28.08 million), US$2.4 million (approximately HK$18.72 million) and US$3 million (approximately HK$23.4 million) respectively and each of the Shareholders will pay the relevant amount of each tranche in proportion to its respective interests in the JV. The capital contribution to be made by the Subsidiary, being US$2.61 million (approximately HK$20.358 million), will be funded by the Group's internal resources. Upon the establishment of the JV, each of the Subsidiary, Kagome and Itochu will be interested in 29%,

61% and 10% interest in the JV. The board of directors of the JV (the "Board") will compose of seven members, each of the Subsidiary, Kagome and Itochu has the right to appoint two, four and one members to the Board respectively. Kagome also has the right to appoint the chairman of the Board. The Agreement will become effective subject to the board approval of each of the Subsidiary, Kagome and Itochu.

Both Kagome and Itochu are companies incorporated in Japan and the securities of Kagome and Itochu are both listed on the Tokyo Stock Exchange. Kagome is principally engaged in the manufacture and sale of food and beverage products based on tomatoes and other various vegetables. Itochu is one of the leading trading companies in Japan with offices in over 80 countries and operations that cover a broad spectrum of industries. Kagome together with its ultimate beneficial owners and their respective associates (as defined in the Listing Rules) are parties independent of and not connected persons (as defined in the Listing Rules) of the Company. Itochu is a substantial shareholder holding 49.99% interest in of Tingtong (Cayman Islands) Holding Corp., being a subsidiary of the Company engaging in the provision of logistics business in the PRC, thus a connected person of the Company.

It is expected that the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Agreement will be less than 2.5%. The Agreement is therefore subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules, but does not require the approval of the Company's independent shareholders pursuant to Rule 14A.32 of the Listing Rules.

The principal activities of the Group are the manufacture and sale of instant noodles, baked goods and beverages in the PRC. The establishment of the JV is to further strengthen the beverage business of the Group in particular in the area of vegetable juice, mixed vegetable and fruit juice and vegetable and lactic beverage, etc. in the PRC. With the technologies and know-how support provided by Kagome under the Agreement, Kagome's expertise in the sale and manufacture of beverage products based on tomatoes and other various vegetables and Itochu's experience in trading, the Group is expected to further diversify its business into the production and distribution of beverages (including but not limited to vegetable juice, mixed vegetable and fruit juice and vegetable and lactic beverage, etc.) in the PRC. Therefore, the Board considers that the co-operation with Kagome and Itochu will be beneficial to the Company and its shareholders as a whole.

For the purpose of this announcement, exchange rate of US$1 = HK$7.80 has been adopted for illustrative purpose only.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
Ip Pui Sum
Company Secretary

Hong Kong, 11 July 2005

**For identification purposes only*

Website : http://www.masterkong.com.cn
http://irasia.com/listco/hk/tingyi

Please also refer to the published version of this announcement in The Standard.

File #: 82-34910

2000





SUMMARY

The continuous growth in the PRC economy and general household income have help to boost the retail market in the first half which has increased by 13.2% as compared to the same period last year. Benefiting from continuing growth in domestic demand, the Group also enjoy a stable increase in sales. The continuous blooming financial results in the second quarter were attributable to the Group's firm control in its overall operation although the price of main raw materials for production maintained at a high level during the period.

Highlights of the Group's interim results for the six months ended 30th June 2005:

	2005 (Unaudited)	2004 (Unaudited)	Change
• Turnover	US$846.651 million	US$711.604 million	+18.98%
• Group's gross margin	31.56%	27.66%	+3.9pp.
• Profit attributable to equity holders of the parent	US$56.310 million	US$266.029 million	-78.83%
• Profit(loss) attributable to equity holders of the parent before the inclusion of the exceptional income arising from disposal of partial interests in subsidiaries	US$56.310 million	(US$6.926 million)	+US$63.236 million
• Earnings per share	US1.01 cents	US4.76 cents	-US3.75 cents
• Earnings(loss) per share before the inclusion of the exceptional income arising from disposal of partial interests in subsidiaries	US1.01 cents	(US0.12 cents)	+US1.13 cents

INTERIM RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2005 together with the unaudited comparative figures for the corresponding period in 2004. These interim financial statements have not been audited, but have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement
For the Six Months Ended 30th June 2005

	Note	**2005** **(Unaudited)** *US$'000*	**2004** **(Unaudited)** *US$'000*
Turnover	2	846,651	711,604
Cost of sales		(579,447)	(514,752)
Gross profit		267,204	196,852
Other revenue		1,491	1,264
Other net income		9,361	278,081
Distribution costs		(151,510)	(156,629)
Administrative expenses		(24,605)	(19,446)
Other operating expenses		(13,335)	(22,283)
Finance costs	3	(5,268)	(9,616)
Share of profit of associates		4,189	1,845
Profit before taxation	4	87,527	270,068
Taxation	5	(8,035)	(2,197)
Profit for the period		79,492	267,871
Attributable to			
Equity holders of the parent		56,310	266,029
Minority interests		23,182	1,842
		79,492	267,871
Earnings per share	6		
Basic		1.01 cents	4.76 cents
Diluted		N/A	N/A

Condensed Consolidated Balance Sheet
As at 30th June 2005

	Note	As at 30th June 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		913,690	879,964
Prepayments for operating lease		51,930	52,581
Interest in associates		49,354	53,154
Interest in a joint venture		7,416	30,058
Other non-current financial assets		3,113	3,109
Deferred tax assets		6,197	6,197
		1,031,700	1,025,063
Current assets			
Current financial assets		38,252	16,466
Inventories		98,641	96,590
Trade receivables	8	83,255	71,499
Prepayments and other receivables		81,522	65,025
Pledged bank deposits		7,984	1,394
Bank balances and cash		166,040	126,152
		475,694	377,126
Current liabilities			
Trade payables	9	217,567	188,398
Other payables		173,439	96,275
Current portion of interest-bearing borrowings	11	119,348	186,606
Advance payments from customers		16,022	7,372
Taxation		3,979	2,575
		530,355	481,226
Net current liabilities		(54,661)	(104,100)
Total assets less current liabilities		977,039	920,963
Non-current liabilities			
Long-term interest-bearing borrowings	11	54,000	13,581
Other non-current payables		10,919	10,913
Employee benefit obligations		5,335	4,887
Deferred tax liabilities		6,176	6,176
		76,430	35,557
NET ASSETS		900,609	885,406
CAPITAL AND RESERVES			
Equity attributable to equity holders of the parent			
Issued capital	12	27,943	27,943
Reserves	13	762,521	706,788
Proposed final dividend		—	63,712
		790,464	798,443
Minority interests		110,145	86,963
		900,609	885,406

Condensed Consolidated Statement of Changes in Equity
For the Six Months Ended 30th June 2005

	Attributable to equity holders of the parent (Unaudited) *US$'000*	Minority interests (Unaudited) *US$'000*	Total (Unaudited) *US$'000*
As at 1st January 2004	571,487	6,634	578,121
Net gains not recognised in the condensed consolidated income statement			
Exchange translation difference	1,382	—	1,382
Dividend	(63,152)	—	(63,152)
Disposal of partial interests in subsidiaries	—	78,946	78,946
Profit for the period	266,029	1,842	267,871
	204,259	80,788	285,047
As at 30th June 2004	775,746	87,422	863,168
As at 1st January 2005	798,443	86,963	885,406
Net gains not recognised in the condensed consolidated income statement			
Exchange translation difference	(577)	—	(577)
Dividend	(63,712)	—	(63,712)
Profit for the period	56,310	23,182	79,492
	(7,979)	23,182	15,203
As at 30th June 2005	790,464	110,145	900,609

Condensed Consolidated Cash Flow Statement
For the Six Months Ended 30th June 2005

	2005 (Unaudited) *US$'000*	2004 (Unaudited) *US$'000*
Net cash from operating activities	126,864	75,012
Net cash (used in) generated from investing activities	(24,091)	271,114
Net cash used in financing activities	(56,295)	(262,017)
Increase in cash and cash equivalents	46,478	84,109
Cash and cash equivalents at 1st January	127,546	94,978
Cash and cash equivalents at 30th June	174,024	179,087
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	166,040	175,757
Pledged bank deposits	7,984	3,330
	174,024	179,087

Notes:

1. **Basis of preparation**

Basis of preparation and accounting policies

The Directors are responsible for the preparation of the Group's unaudited interim financial statements. These unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These condensed interim financial statements should be read in conjunction with the 2004 annual financial statements.

Adoption of the New Hong Kong Financial Reporting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKASs"), herein collectively referred to as the new HKFRSs, which are effective for accounting periods beginning on or after 1st January 2005. The Group adopted the new HKFRSs on 1st January 2005 and the above financial data included the impact upon adoption of these new HKFRSs. The adoption of the new HKFRSs has no material impact on the results of the Group apart from certain change in the accounting presentation.

2. **Turnover and segment result by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover and segment result by major products is set out below:

	Turnover For the six months ended 30th June		**Segment result For the six months ended 30th June**	
	2005 (Unaudited)	**2004 (Unaudited)**	**2005 (Unaudited)**	**2004 (Unaudited)**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Instant noodles	440,933	399,241	38,836	2,469
Beverages	332,813	252,970*	48,152	15,656*
Bakery	42,813	38,386	573	(13,335)
Others	30,092	21,007*	1,876	(261)*
Total	846,651	711,604	89,437	4,529

* The comparative information of turnover and segment result has been restated and reclassified to conform to current period's presentation.

3. **Finance costs**

	For the six months ended 30th June	
	2005 (Unaudited)	**2004 (Unaudited)**
	US$'000	*US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	5,268	9,616

4. Profit before taxation

	For the six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
	US$'000	*US$'000*
Profit before taxation is stated after charging (crediting) the following:		
Depreciation	45,680	43,406
Gain on disposal of partial interest in subsidiaries	—	(272,955)
Gain on disposal of partial interest in an associate	—	(2,528)
Impairment loss for property, plant and equipment	—	10,000

5. Taxation

	For the six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
	US$'000	*US$'000*
PRC enterprise income tax	8,035	2,197

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. Earnings per Share

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the parent for the period of US$56.310 million (2004: US$266.029 million) and on the weighted average of 5,588,705,360 (2004: 5,588,705,360) ordinary shares in issue during the period.

The Company has repaid the Group's Convertible Bonds which due in June 2005. No comparative figure for diluted earnings per share is presented as the conversion price of the Company's convertible bonds were higher than the market price of the Company's shares in the same period last year.

7. Dividend

The Board of Directors resolves that no dividend be paid for the six months ended 30th June 2005 (2004: nil).

8. Trade Receivables

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables as at the balance sheet date is as follows:

	As at 30th June 2005	As at 31st December 2004
	(Unaudited)	(Audited)
	US$'000	*US$'000*
0 - 90 days	72,968	60,717
Over 90 days	10,287	10,782
	83,255	71,499

9. Trade Payables

The ageing analysis of trade payables as at the balance sheet date is as follows:

	As at 30th June 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
0 - 90 days	197,853	173,107
Over 90 days	19,714	15,291
	217,567	188,398

10. Pledge of property, plant and equipment and prepayments for operating lease

At 30th June 2005, the Group has pledged property, plant and equipment and prepayments for operating lease with aggregate net book values of approximately US$1.983 million (31st December 2004: US$2.052 million) to secure general banking facilities granted to the Group.

11. Interest-bearing borrowings

	As at 30th June 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
Bank loans wholly repayable within five years:		
Secured	1,208	1,208
Unsecured	172,140	108,979
Convertible bonds	—	90,000
	173,348	200,187
Portion classified as current liabilities	(119,348)	(186,606)
Non-current portion	54,000	13,581

The maturity profile of the interest-bearing borrowings is as follows:

	As at 30th June 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
Bank loans:		
Within one year	119,348	96,606
In the second year	54,000	13,581
	173,348	110,187
Other loans:		
Within one year	—	90,000
	173,348	200,187

12. Issued capital

	Ordinary shares of US$0.005 each No. of shares	US$'000
Authorised:		
At 31st December 2004 and 30th June 2005	7,000,000,000	35,000
Issued and fully paid:		
At 31st December 2004 and 30th June 2005	5,588,705,360	27,943

13. Reserves

	Capital redemption reserve	Share premium	Exchange translation reserve	General reserve	Capital reserve	Property revaluation reserve	Retained profits	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 31st December 2004	36	332,478	904	73,679	308	3,535	359,560	770,500
Exchange translation difference	—	—	(577)	—	—	—	—	(577)
Transfer to general reserve	—	—	—	70	—	—	(70)	—
Profit for the period	—	—	—	—	—	—	56,310	56,310
Dividend	—	—	—	—	—	—	(63,712)	(63,712)
At 30th June 2005	36	332,478	327	73,749	308	3,535	352,088	762,521

14. Commitments

	As at 30th June 2005 (Unaudited)	As at 31st December 2004 (Audited)
	US$'000	*US$'000*
(a) **Capital commitments**		
Contracted but not provided for	38,762	61,373

(b) **Commitments under operating lease**

At the balance sheet date, the Group had total outstanding commitments under non-cancellable operating leases, which are payable as follows:

Within one year	3,199	3,551
In the second to fifth years, inclusive	8,587	5,164
Over five years	14,070	14,398
	28,856	23,113

15. Related party transactions

Transactions

The following is a summary of significant related party transactions, in addition to those disclosed elsewhere in the financial statements, which were carried out in the ordinary course of the Group's business.

	For the six month ended 30th June 2005 (Unaudited)	30th June 2004 (Unaudited)
	US$'000	*US$'000*
(a) Sales of goods to:		
Associates	16,546	16,502
(b) Purchases of goods from:		
Companies under common control by directors of the Company	5,150	4,784
A company in which a director has beneficial interest	8,456	6,154
Associates	88,461	67,875
	102,067	78,813
(c) Processing charges by:		
An associate	712	864

The above transactions were carried out on terms mutually agreed between the Group and the respective related parties and principally on cost plus basis.

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2005, the Group's turnover was US$846.651 million, an increase of 18.98% over same period last year. The growth rates for turnover of instant noodle, beverage and bakery were 10.44%, 31.56% and 11.53% respectively.

During the period, the Group's gross margin increased by 3.9pp. to 31.56% although the prices for the Group's core materials stood at high level. The growth was mainly because of the improvement in product mix and cost control. The refining in the operation help to cut 3.27% of the distribution expense to US$151.510 million. Due to the effective use of the cash from the shares transfer to repay most of the loans, the Group's finance cost sharply decreased by 45.22% to US$5.268 million. A capital gain of US$272.955 million in the first half of last year was from the disposal of partial interests in subsidiaries. The profit attributable to equity holders of the parent for the period was US$56.310 million, representing earnings per share of US$1.01 cents. Profit sharply increased by US$63.236 million when compared to the loss of US$6.926 million attributable to equity holders of the parent before the inclusion of the exceptional income arising from disposal of partial interests in subsidiaries in last year.

Instant Noodle Business

In the first half of year 2005, turnover for instant noodle business amounted to US$440.933 million, grew by 10.44% from the same period last year and representing 52.08% of the Group's total turnover. The successful sales were mainly attributable to continuing brand investment under the current solid base of "Better Access, Broader Reach". Also, leveraging on the strategy of overall improvement on the sense of value for high-end instant noodle products and effective communication with media, the Group put all its effort to build "Master Kong" as a high-value brand name and achieved a significant growth in all kinds of container noodles. The appropriate adoption of the strategy in skilful development of local products also led to the widespread acceptance by consumers of these local products. In addition, leveraging on deep plowing in villages and increased consumers' demands on instant noodles in rural areas, the Group's low-end price instant noodles' production factories, which were built in Huai'an, Nanyang, Tangshan and Longrao, etc., in the second quarter, have been put into production continually. The increase in production capacity will strengthen the Group's sales in low-end price products and further shorten the distance between the Group and rural consumers. At the same time, the operation cost of low-end price instant noodles can be controlled effectively to enhance the Group's competitive ability in such market. During the period, by the extended flavor and package, "The Best of Asian Series" introduced bucket noodle and packet noodle. "Mixed Noodle Series" which is the best choice in summer also launched various new flavors. According to AC Nielsen, for the period of April to May 2005, by sales value, the Group's market share was 38.73% in the PRC instant noodle market and is No.1 in the market.

During the period, the gross margin of the Group's instant noodle increased by 5.93pp. to 23.49%. Despite the continuous high price for core material flour, the gross margin was improved because of the continuous increase in sales portion of high margin container noodles and high-end packet noodles, price cutting on palm oil, moderate increase in price of products and refining production process. Profit attributable to equity holders of the parent was US$32.837 million, same period last year recorded loss at US$0.893 million. Profit growth was mainly because of the adjustment on products mix and effective cost control.

Beverage Business

For the first half of year 2005, turnover for beverage business amounted to US$332.813 million, grew by 31.56% from the same period last year and representing 39.30% of the Group's total turnover. In order to suit for the coming peak season, Master Kong's tea drinks have successfully launched new products such as Jasmine Tea and Ice Shock Tea in April 2005. The sales of Master Kong's tea drinks were improved and the leading position was further consolidated through the strategies of extended flavors and product differentiation. During the period, for diluted juice series, the Group also introduced several new flavors of Daily C with Pulp Orange Juice, Pulp Grapefruit Juice and Guava Juice. As a result, the demand was stimulated successfully and the sales increased. Through the improvement on production efficiency and raw material and transportation cost management, all Master Kong Mineralized Water production lines operated at full capacity and captured the market share successfully. All these efforts made beverage business achieved a new record in turnover. According to AC Nielsen, for the period of April to May 2005, Master Kong's Ready-To-Drink Tea gained 44.4% market share and still kept No.1 position in the market. Leveraging on the leading competitive position that was attributable to the extended brand, flavor and package, Master Kong's juice drink series gained 17.9% market share in the diluted juice market.

In spite of the fact that the price of PET plastic resin and sugar continued to stand at a high level, the gross margin of beverage business for the first half of year 2005 only had a slight decrease by 0.7pp. and maintained at a high level of 40.47% due to the Group's highly efficient production facilities and fast growth in sales. Profit attributable to equity holders of the parent was US$20.771 million, increased by 87.6% mainly because of the effective cost control and the growth on sales.

Bakery Business

Due to the successful strategies of continuously emphasizing on brand management and product differentiation, bakery business turnover amounted to US$42.813 million for the first half of year 2005, increased by 11.53% from the same period last year and representing 5.06% of the Group's total turnover.

The gross margin for the first half in 2005 increased to 37.29% as compared to 31.64% for the same period last year. The increase was mainly attributable to successful introduction of a new high-margin product "Savory Biscuit" and effective control on purchase cost. During the period, bakery business realized a net profit. Net profit attributable to equity holders of the parent was US$0.531 million, last year's loss was US$13.662 million. According to AC Nielsen, for the period of April to May 2005, "Master Kong"'s sandwich crackers had a 26.8% market share and gained leader position in the PRC market. In the third quarter, the Group will continue to strengthen brand investment and modern distribution network operation. A new production line of thin cracker will be put into operation in September and gross margin and market share are expected to improve respectively.

FINANCING

As of 30th June 2005, the Group's total liabilities amounted to US$607 million, representing an increase of US$90.002 million from US$517 million as at 31st December 2004. Total assets amounted to US$1,507 million. The leverage ratio calculated as total liabilities to total assets increased by 3.4pp. to 40.25% as compared to 31st December 2004. The increase was mainly because of the increase in other payables by US$77.164 million and the increase in trade payables by US$29.169 million. The Group's long-term and short-term loans decreased by US$26.839 million as compared to 31st December 2004. The Group's loans are mainly denominated in US dollars and the portion for US dollars and Renminbi in the Group's total borrowing was 86% and 14% respectively. In addition, the Group's transactions are mainly denominated in Renminbi, revaluation in the Renminbi may bring positive impact to the Group. There is no significant impact of exchange fluctuations because the exchange rate between Renminbi and US dollar remained relatively stable during the period. As of 30th June 2005, the Group had no contingent liability and cash on hand amounted to US$174 million.

Financial Ratio

	As at 30th June 2005	As at 31st December 2004
Finished goods turnover	10.28 Days	10.73 Days
Accounts receivable turnover	16.54 Days	16.62 Days
Current ratio	0.90 Times	0.78 Times
Debt ratio (Total liabilities to total assets)	40.25%	36.86%
Gearing ratio (Net debt to equity attributable to equity holders of the parent)	0.0 Times	0.1 Times

The Group's 2002 Convertible Bonds have been due in June 2005. The Group repaid the remaining principal amount of US$90 million plus a redemption premium of US$9.932 million from operating cash flows and cash from the shares transfer in last year. The total repayment amount was US$99.932 million.

HUMAN RESOURCES

As of 30th June 2005, the Group employed 25,144 staff (31st December 2004: 25,003). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the good management system for human resources will enhance employee's contribution to the Group.

PROSPECTS

The growth for the PRC consumers' income and the new concept for consumption will expand the development for the instant food market. The Group has therefore arranged the product extension such as the establishment of a joint venture company in Tianjin with Japanese Kameda Seika Co., Ltd. ("Kameda") on 4th July this year. With Kameda's professional support, the Group may produce different kinds of rice product by fully utilising the Group's production facilities for rice crackers. The Group also established another joint venture company in Hangzhou with Japanese Kagome Co., Ltd. and Itochu Corporation on 11th July this year to produce vegetable juice, mixed vegetable and fruit juice and vegetable and lactic beverage. Through this co-operation, the Group is expected to further diversify its business into the production and distribution of beverages.

In third quarter, because of the continuous high price of the Group's core raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the second half. Facing the pressure from market competition and the increasing production cost, the Group will continue to make use of the Group's advantages and to refine its overall operation. Under the "Profit Priority" policy, the Group will expand its total sales and further strengthen the leading position of each product in the PRC market.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

The Company is committed to maintaining high standards of corporate governance. Throughout the six months ended 30th June 2005, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;
2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and
3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

At present, the Chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiary. The Chief Executive Officer of the Group has not act as the Chairman of these subsidiaries. There is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. In addition, Mr Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Accordingly, although Mr Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage can promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. In addition, through the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

The Company is considering the adoption of appropriate measures to ensure that the Company's corporate governance practices are no less stringent than those in the Code.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules effective before 1st January 2005, the Company has established the Audit Committee in September 1999 and currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Tomoyuki Nakayama. On 24th June 2005, the Board of the Company appointed Mr. Tomoyuki Nakayama as an Independent Non-executive Director and a member of the Audit Committee. The latest meeting of the Committee was held to review the results of the Group for the period.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee was established on 11th August 2005. This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Tomoyuki Nakayama.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession planning for Directors.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period. The Group's 2002 Convertible Bonds have been due in June 2005 and the Group has repaid the remaining principal amount of US$90 million.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 30th June 2005, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

	Number of ordinary shares	
Name of Directors	**Personal interests**	**Corporate interests** *(Note)*
Wei Ing-Chou	13,242,000	1,854,827,866
Wei Ying-Chiao	—	1,854,827,866
Wu Chung-Yi	—	1,854,827,866

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

At no time during the six months ended 30th June 2005 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 30th June 2005, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by Directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive of the Company, as at 30th June 2005, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of Shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
Shyh Shiunn Investment Corporation	465,107,784	8.3200%

Save as disclosed above, as at 30th June 2005, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

CAUTION STATEMENT

The Board wishes to remind investors that the financial statements and the financial outlines for the first six months ended 30th June 2005 are based on the Group's internal records and management accounts. The financial statements for the first six months ended 30th June 2005 have not been reviewed or audited by the auditors. The financial statements for the first six months ended 30th June 2004 are extracted from the unaudited financial statements already disclosed by the Group and have been restated, and the financial statements for the year ended 31st December 2004 are extracted from the audited financial statements as contained in the 2004 Annual Report and have been restated. **Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first six months ended 30th June 2005. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.**

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are Executive Directors of the Company. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 24th August 2005

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi


2000



摘要

中國經濟持續增長，居民收入上升，刺激今年上半年社會消費品零售總額也較去年同期上升13.2%。本集團因受惠於中國內需市場持續向好，銷售額相對錄得穩定成長；期內，主要原材料價格仍然維持於高水平，令本集團更專著精進整體營運，成效持續地反映於第二季度之業績表現，實在值得欣喜！

本集團截至二零零五年六月三十日止之中期業績摘要如下：

	二零零五年 (未經審核)	二零零四年 (未經審核)	變動
• 營業額	846,651千美元	711,604千美元	+18.98%
• 集團毛利率	31.56%	27.66%	+3.9個百分點
• 母公司股東應佔溢利	56,310千美元	266,029千美元	-78.83%
• 未計出售附屬公司部分權益之特殊收益前之母公司股東應佔溢利(虧損)	56,310千美元	(6,926千美元)	+63,236千美元
• 每股盈利	1.01美仙	4.76美仙	-3.75美仙
• 未計出售附屬公司部分權益之特殊收益前之每股盈利(虧損)	1.01美仙	(0.12美仙)	+1.13美仙

中期業績

Tingyi (Cayman Islands) Holding Corp.康師傅控股有限公司(「本公司」)董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月未經審核之簡明綜合中期財務報告連同二零零四年相對之未經審核比較數據。本中期財務報告未經審核，惟已獲本公司之審核委員會審閱。

簡明綜合收益表

截至二零零五年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零五年 (未經審核) 千美元	二零零四年 (未經審核) 千美元
營業額	2	846,651	711,604
銷售成本		(579,447)	(514,752)
毛利		267,204	196,852
其他收益		1,491	1,264
其他淨收入		9,361	278,081
分銷成本		(151,510)	(156,629)
行政費用		(24,605)	(19,446)
其他經營費用		(13,335)	(22,283)
財務費用	3	(5,268)	(9,616)
應佔聯營公司溢利		4,189	1,845
除税前溢利	4	87,527	270,068
税項	5	(8,035)	(2,197)
本期淨溢利		79,492	267,871
應佔溢利			
母公司股東		56,310	266,029
少數股東權益		23,182	1,842
		79,492	267,871
每股溢利	6		
基本		1.01美仙	4.76美仙
攤薄		不適用	不適用

簡明綜合資產負債表
於二零零五年六月三十日

	附註	二零零五年六月三十日 (未經審核) 千美元	二零零四年十二月三十一日 (已經審核) 千美元
資產與負債			
非流動資產			
物業、機器及設備		913,690	879,964
經營租賃預付款		51,930	52,581
聯營公司權益		49,354	53,154
合營公司權益		7,416	30,058
其他非流動投資		3,113	3,109
遞延稅項資產		6,197	6,197
		1,031,700	1,025,063
流動資產			
流動投資		38,252	16,466
存貨		98,641	96,590
應收賬款	8	83,255	71,499
預付款項及其他應收款項		81,522	65,025
抵押銀行存款		7,984	1,394
銀行結餘及現金		166,040	126,152
		475,694	377,126
流動負債			
應付賬款	9	217,567	188,398
其他應付款項		173,439	96,275
有息借貸之即期部分	11	119,348	186,606
客戶預付款項		16,022	7,372
稅項		3,979	2,575
		530,355	481,226
淨流動負債		(54,661)	(104,100)
總資產減流動負債		977,039	920,963
非流動負債			
長期有息借貸	11	54,000	13,581
其他非流動應付款項		10,919	10,913
員工福利責任		5,335	4,887
遞延稅項負債		6,176	6,176
		76,430	35,557
淨資產		900,609	885,406
股本及儲備			
母公司股東權益			
發行股本	12	27,943	27,943
儲備	13	762,521	706,788
擬派末期股息		—	63,712
		790,464	798,443
少數股東權益		110,145	86,963
		900,609	885,406

簡明綜合權益變動表

截至二零零五年六月三十日止六個月

	母公司股東權益（未經審核）千美元	少數股東權益（未經審核）千美元	合計（未經審核）千美元
於二零零四年一月一日	571,487	6,634	578,121
未於簡明綜合收益表中確認之淨收益			
滙兑差額	1,382	—	1,382
股息	(63,152)	—	(63,152)
出售附屬公司部分權益	—	78,946	78,946
本期淨溢利	266,029	1,842	267,871
	204,259	80,788	285,047
於二零零四年六月三十日	775,746	87,422	863,168
於二零零五年一月一日	798,443	86,963	885,406
未於簡明綜合收益表中確認之淨收益			
滙兑差額	(577)	—	(577)
股息	(63,712)	—	(63,712)
本期淨溢利	56,310	23,182	79,492
	(7,979)	23,182	15,203
於二零零五年六月三十日	790,464	110,145	900,609

簡明綜合現金流量表

截至二零零五年六月三十日止六個月

	二零零五年 (未經審核) 千美元	二零零四年 (未經審核) 千美元
經營活動所得現金淨額	126,864	75,012
投資活動(動用)所得現金淨額	(24,091)	271,114
融資活動動用現金淨額	(56,295)	(262,017)
現金及現金等值物之增加	46,478	84,109
於一月一日之現金及現金等值物	127,546	94,978
於六月三十日之現金及現金等值物	174,024	179,087
現金及現金等值物結餘分析：		
銀行結餘及現金	166,040	175,757
抵押銀行存款	7,984	3,330
	174,024	179,087

附註：

1. 呈報基準

編製基準及會計政策

本集團未經審核中期業績乃由董事負責編製。該等未經審核中期業績乃根據香港會計師公會頒布之會計實務準則第34號「中期財務報告」編製。此簡明賬目須與截至二零零四年十二月三十一日止年度之賬目一併閱覽。

採納新香港財務報告準則

香港會計師公會最近頒布了多項新訂及經修訂的香港財務報告準則和香港會計準則，以下簡稱「新香港財務報告準則」。這些準則在二零零五年一月一日或以後開始的會計期間生效。本集團自二零零五年一月一日起已經採納新香港財務報告準則，以上財務資料亦已經反映了採納上述新香港財務報告準則的影響。除導致會計呈報的變更外，採納新香港財務報告準則對本集團的業績並無重大影響。

2. 按主要產品劃分之營業額及分部業績

本集團主要在中華人民共和國（「中國」）運作，本集團的銷售及溢利貢獻亦主要來自中國。

按主要產品劃分之本集團營業額及分部業績之分析列載如下：

	營業額		分部業績	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零五年	二零零四年	二零零五年	二零零四年
	（未經審核）	（未經審核）	（未經審核）	（未經審核）
	千美元	千美元	千美元	千美元
方便麵	440,933	399,241	38,836	2,469
飲品	332,813	252,970*	48,152	15,656*
糕餅	42,813	38,386	573	(13,335)
其他	30,092	21,007*	1,876	(261)*
合計	846,651	711,604	89,437	4,529

* 營業額及分部業績之比較資料已重列及重分類以配合期內之呈報方式。

3. 財務費用

	截至六月三十日止六個月	
	二零零五年	二零零四年
	（未經審核）	（未經審核）
	千美元	千美元
利息支出		
需於五年內悉數償還之銀行及其他貸款	5,268	9,616

4. **除稅前溢利**

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	(未經審核)
	千美元	千美元
除稅前溢利已扣除(加入)下列項目：		
折舊	45,680	43,406
出售附屬公司部分權益之溢利	—	(272,955)
出售聯營公司部分權益之溢利	—	(2,528)
物業、機器及設備之減值	—	10,000

5. **稅項**

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	(未經審核)
	千美元	千美元
中國企業所得稅	8,035	2,197

開曼群島並不對本集團之收入徵收任何稅項。

由於本集團期內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

中國附屬公司均須受到適用於中國外資企業的稅法所規限，由首個獲利年度開始，並抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅15%，及在其後三年獲稅率減半優惠。

6. **每股溢利**

每股基本溢利乃根據母公司股東應佔溢利56,310千美元(二零零四年：266,029千美元)及本期間已發行普通股之加權平均股數5,588,705,360(二零零四年：5,588,705,360)計算。

本公司已於期內償還於今年六月到期之可換股債券。而由於於去年同期本公司行使可換股債券之換股價高於本公司股份之市價，故此並無呈列每股攤薄溢利之比較數字。

7. **股息**

董事會決議不擬派發截至二零零五年六月三十日止六個月之股息(二零零四年：無)。

8. **應收賬款**

本集團之銷售大部分為貨到收現，餘下的銷售之信貸期為30至90天，有關應收賬款之賬齡分析列示如下：

	二零零五年	二零零四年
	六月三十日	十二月三十一日
	(未經審核)	(已經審核)
	千美元	千美元
0至90天	72,968	60,717
90天以上	10,287	10,782
	83,255	71,499

9. 應付賬款

應付賬款之賬齡分析列示如下：

	二零零五年六月三十日(未經審核)千美元	二零零四年十二月三十一日(已經審核)千美元
0至90天	197,853	173,107
90天以上	19,714	15,291
	217,567	188,398

10. 物業、機器及設備及經營租賃預付款抵押

於二零零五年六月三十日，本集團已把賬面淨值合共約1,983千美元(二零零四年十二月三十一日：2,052千美元)的物業、機器及設備及經營租賃預付款抵押予銀行，作為本集團借貸的抵押品。

11. 有息借貸

	二零零五年六月三十日(未經審核)千美元	二零零四年十二月三十一日(已經審核)千美元
須於五年內悉數償還之銀行貸款：		
有抵押	1,208	1,208
無抵押	172,140	108,979
可換股債券	—	90,000
	173,348	200,187
長期負債之即期部份	(119,348)	(186,606)
非即期部份	54,000	13,581

有息借貸之到期日如下：

銀行貸款：		
一年內	119,348	96,606
第二年	54,000	13,581
	173,348	110,187
其他貸款：		
一年內	—	90,000
	173,348	200,187

12. 發行股本

	每股面值0.005美元之普通股 股份數目	千美元
法定：		
於二零零四年十二月三十一日及二零零五年六月三十日	7,000,000,000	35,000
已發行及繳足：		
於二零零四年十二月三十一日及二零零五年六月三十日	5,588,705,360	27,943

13. 儲備

	股份購回儲備	股份溢價	外幣換算儲備	一般儲備	資本儲備	物業重估儲備	保留溢利	合計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零四年十二月三十一日	36	332,478	904	73,679	308	3,535	359,560	770,500
滙兌差額	—	—	(577)	—	—	—	—	(577)
轉撥往一般儲備	—	—	—	70	—	—	(70)	—
本期溢利	—	—	—	—	—	—	56,310	56,310
股息	—	—	—	—	—	—	(63,712)	(63,712)
於二零零五年六月三十日	36	332,478	327	73,749	308	3,535	352,088	762,521

14. 承擔

	二零零五年六月三十日(未經審核)千美元	二零零四年十二月三十一日(已經審核)千美元
(a) **資本承擔**		
已訂約但未撥備	38,762	61,373

(b) **營運租約承擔**

於結算日，本集團應付之不可取消營運租約的總額列示如下：

	二零零五年六月三十日(未經審核)千美元	二零零四年十二月三十一日(已經審核)千美元
一年內	3,199	3,551
於第二年至第五年屆滿(包括首尾兩年)	8,587	5,164
五年以上	14,070	14,398
	25,856	23,113

15. 與有關連人士之交易

交易

除於賬目其他部份披露以外，以下乃與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

	截至六月三十日止六個月 二零零五年(未經審核)千美元	二零零四年(未經審核)千美元
(a) 向下列公司出售貨品：		
聯營公司	16,546	16,502
(b) 向下列公司購買貨品：		
本公司若干董事所控制之公司	5,150	4,784
本公司董事擁有之公司	8,456	6,154
聯營公司	88,461	67,875
	102,067	78,813
(c) 向下列公司支付勞務費用		
聯營公司	712	864

上述之交易乃本集團與相關連人士按成本值另加利潤的原則經雙方協定之基礎下釐定。

管理層討論與分析

回顧本集團於二零零五年上半年的總營業額較去年同期上升18.98%至846,651千美元。方便麵、飲品及糕餅的營業額分別較去年同期上升10.44%、31.56%及11.53%。

期內，雖然主要原材料價格高企，本集團於上半年的整體毛利率仍較去年同期上升3.9個百分點至31.56%，主要是由於產品組合的優化及有效控制成本所致；精進的營運令分銷成本較去年減少3.27%至151,510千美元；財務費用較去年大幅下降45.22%至5,268千美元，主要是由於善用出讓股權所得資金償還大部份債項；去年同期來自出讓附屬公司部份股權之資本利得為272,955千美元，期內母公司股東應佔溢利為56,310千美元，每股盈利1.01美仙，與去年同期未計出售附屬公司部分權益之特殊收益前之母公司股東應佔虧損6,926千美元相比，本期溢利大幅上升63,236千美元。

方便麵業務

上半年方便麵業務的銷售額為440,933千美元，較去年同期上升10.44%，佔本集團總營業額的52.08%，在既有通路精耕的穩固基礎下，持續的品牌投資，是銷售成功的主因；此外，全面提升高價麵的產品價值感的策略，配合有效的媒體溝通，全力創造康師傅為高價值的方便麵品牌，使得本集團於容器麵及高價袋麵的銷售均有快速的成長；加上精心經營地區產品策略的運用得宜，令此具地方特色的系列產品深獲消費者青睞，康師傅領導品牌的地位更形穩固。此外，配合鄉鎮地區的深耕以及農村消費者漸漸增加對方便麵的需求，本集團於第二季度在淮安、南陽、唐山及隆堯等地建立的平價方便麵工廠已陸續投產，此等佈建可強化本集團於平價方便麵市場的銷售及進一步拉近與鄉鎮消費者的距離，同時可有效地控制平價麵的營運成本，從而增加本集團於此市場的競爭力。期內亞洲精選系列籍口味包裝延伸，推出桶裝麵及袋麵、炎夏佳餵乾拌麵亦推出多種新口味。據AC Nielsen 2005年4-5月份零研數據顯示，本集團的方便麵於中國整體方便麵銷售額之市場佔有率為38.73%，穩居市場第一位。

期內本集團方便麵業務之毛利率為23.49%，較二零零四年同期上升5.93個百分點；主要是因為高毛利的容器麵及高價袋麵的銷售佔比持續增加及於期內適度的調升價格；雖然上半年方便麵主要原材料麵粉價格仍然處於高位，但棕梠油價格則較去年同期下降，加上精進的生產流程令毛利率得以有效改善。二零零五年度上半年方便麵業務轉虧為盈，期內母公司股東應佔溢利為32,837千美元，去年同期虧損893千美元，溢利成長主要是因為有效改善產品銷售組合及有效控制成本所致。

飲品業務

上半年，飲品業務的銷售額較去年同期上升31.56%至332,813千美元，佔本集團總營業額的39.30%。配合飲品旺季的來臨，康師傅茶飲品於2005年4月成功上市康師傅茉莉清茶及勁涼冰紅茶，以口味延伸及差異化策略提升銷售並鞏固了康師傅茶品類之龍頭地位。於稀釋果汁系列方面，期內推出鮮の每日C果汁果粒柳橙、果粒葡萄柚及番石榴汁新口味，成功刺激消費並提升了銷售。康師傅礦物質水通過生產效率、原料成本及運費管理的效率提升，各廠滿產盡銷，積極並成功地搶佔市場份額。上述安排令飲品營業額續創新高。據A.C. Nielsen 2005年4-5月份最新零研資料顯示，康師傅即飲茶之市佔率為44.4%，穩居市場第一位，康師傅果汁系列產品藉雙品牌及口味包裝延伸搶得主要競爭地位，擁有稀釋果汁類別17.9%的市場佔有率。

雖然上半年度飲品所需的主要原材料膠粒及糖價持續高企，惟透過本集團高效能的生產設備及銷售快速成長，使得飲品業務的毛利率與二零零四年同期比較只微幅下降0.7個百分點，維持於40.47%的高水平；母公司股東應佔溢利為20,771千美元，較去年同期上升87.6%，主要是因為有效控制成本及銷售上升所致。

糕餅業務

持續品牌經營及開發差異化產品的經營策略奏效，令糕餅業務於上半年度之營業額較去年同期上升11.53%至42,813千美元，佔本集團總營業額的5.06%。

上半年度糕餅業務的毛利率由去年的31.64%上升至37.29%，原因為高毛利新產品美味酥上市成功及採購成本精進所致，期內糕餅業務轉虧為盈，母公司股東應佔溢利為531千美元，去年同期錄得13,662千美元之虧損。據AC Nielsen 2005年4-5月份最新零研資料顯示，康師傅夾心餅乾之市場佔有率為26.8%，居市場領導地位。於第三季度，糕餅業務將持續加強品牌投資及現代化通路之經營，並將於9月份投產一條單片餅乾線，預期有助於毛利率之提升及市場份額之擴大。

財務運作

於二零零五年六月三十日，本集團的總負債為6.07億美元，相對於總資產15.07億美元，負債比例為40.25%。相較於二零零四年十二月三十一日的總負債5.17億美元，上升了約90,002千美元，負債比例上升了3.4個百分點，主要是因為其他應付款增加77,164千美元及應付賬款增加29,169千美元所致；同期長短期貸款相較於二零零四年十二月三十一日減少了26,839千美元。本集團之借貸以美元為主，期內總借貸中美元與人民幣的比率為86%：14%，加上本集團的交易以人民幣為主，如人民幣升值亦將會為本集團帶來正面影響；惟期內人民幣與美元的滙率變動不大，因此期內滙率波動未對本集團造成重大影響。截至二零零五年六月三十日，本集團並無或然負債，而同期本集團的手頭現金為1.74億美元。

財務比率概要

	二零零五年 六月三十日	二零零四年 十二月三十一日
製成品週轉期	10.28日	10.73日
應收賬款周轉期	16.54日	16.62日
流動比率	0.90倍	0.78倍
負債比率(總負債相對於總資產)	40.25%	36.86%
負債與資本比率(淨借貸相對於母公司股東權益比率)	0.0倍	0.1倍

本集團於二零零二年發行的可換股債券已於今年六月到期，本集團已運用來自經營業務及去年股權轉讓之資金，償還債券本金90,000千美元及贖回溢價9,932千美元，總還款額為99,932千美元。

人力資源

本集團截至二零零五年六月三十日的員工人數為25,144名(二零零四年十二月三十一日：25,003名)，本集團向僱員提供具競爭力的薪酬，配合保險及醫療福利以及專業的培訓計劃，透過完善的人力資源管理，以期提高僱員對本集團的貢獻。

展望

中國消費者收入持續提高及消費觀念的更新，國內方便食品市場之發展空間將有進一步的成長，因此本集團於擴大銷售產品品項上亦積極佈建，於今年七月四日與日本亀田制果株式會社(「亀田」)於天津成立合資公司，於活化現有米餅生產線的同時，在亀田的專業協助下，可生產更多樣化的米製品。此外，於七月十一日與可果美株式會社及伊藤忠商事株式會社於杭州成立合資公司，主力製造及銷售蔬菜飲料、複合果蔬飲料及乳酸菌飲料等；藉此可令本集團於飲料的製造及分銷更多元化。

踏入第三季度，本集團所需之主要原材料價格持續高企，因此預期本集團於下半年的生產成本仍然受到影響；加上激烈的市場競爭，本集團將善用優勢，延續既有的經營方向而努力，持續精進整體營運，於秉持「利潤優先」的前題下，擴大本集團整體銷售及進一步鞏固各品項產品於中國的市場的領導地位。

公司管治

遵守企業管治常規守則

本公司致力維持高質素之企業管治，於截至二零零五年六月三十日止六個月內，本公司已遵守香港聯合交易所有限公司證券上市規則附錄十四所載的企業管治常規守則(「守則」)，除了：

1. 主席與行政總裁的角色沒有由不同人選擔任，魏應州先生現時身兼本公司主席與行政總裁的職務；

2. 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及

3. 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，而本集團行政總裁並不兼任有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自一九九六年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

本公司正考慮採納適當措施，以便確保本公司之企業管治常規不會低於守則所訂立之規定。

審核委員會

根據於二零零五年一月一日前生效之上市規則附錄14所載最佳應用守則第14條之要求，本公司已於一九九九年九月成立審核委員會，現時成員包括徐信群、李長福及中山知行三位獨立非執行董事。於二零零五年六月二十四日，董事會正式委任中山知行先生為本公司獨立非執行董事。該委員會最近召開之會議乃審議本集團期內之業績。

薪酬及提名委員會

薪酬及提名委員會於二零零五年八月十一日成立。目前，委員會成員包括徐信群、李長福及中山知行三位獨立非執行董事。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金及花紅計劃及其他長期獎勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則（標準守則）。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

購入、出售或贖回股份及可換股債券

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。本集團於二零零二年發行的可換股債券已於今年六月到期，本集團已全數償還債券本金90,000千美元。

董事及行政總裁之股份權益

於二零零五年三月三十一日，董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第十五部）之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司（「聯交所」）（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

股份之長倉

	普通股數目	
董事姓名	**個人權益**	**法團權益** （附註）
魏應州	13,242,000	1,854,827,866
魏應交	—	1,854,827,866
吳崇儀	—	1,854,827,866

附註：該等股份由頂新（開曼島）控股有限公司（「頂新」）持有及以其名義登記；頂新由和德公司實益擁有約55.10%，吳崇儀透過Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

截至二零零五年六月三十日止六個月期間內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

除本段所披露者外，於二零零五年六月三十日，概無董事及行政總裁於本公司或其相聯法團（定義見證券及期貨條例第十五部）之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

主要股東

就本公司董事或行政總裁所知，於二零零五年六月三十日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東周年大會上所有情況下附帶投票權利的人士或公司（並非本公司董事或執行董事）如下：

股份之長倉

股東名稱	股份數目	股東權益
頂新（開曼島）控股有限公司	1,854,827,866	33.1889%
三洋食品株式會社	1,854,827,866	33.1889%
世迅投資股份有限公司	465,107,784	8.3200%

除上述者外，於二零零五年六月三十日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東周年大會上所有情況下附帶投票權利。

謹慎性陳述

董事會謹此提醒投資者，上述截至二零零五年六月三十日止之中期財務報表及概要乃按本集團內部資料及管理帳目作出，此等資料和帳目並未有經過核數師的審閱或審核，截至二零零四年六月三十日止之中期財務報表摘錄自本集團已披露的未經審核的財務報表並經重列；而截至二零零四年十二月三十一日止年度的財務報表摘錄自本公司二零零四年年報內經審核的財務報表並經重列。**投資者應小心以免不恰當地依賴二零零五年六月三十日止之中期數字，數據及比較數值。本公司同時煩請投資者在買賣本公司股份時務須小心謹慎。**

董事

於本報告日期，魏應州、井田毅、吉澤亮、魏應交、吳崇儀及井田純一郎為本公司之執行董事，徐信群、李長福及中山知行為本公司之獨立非執行董事。

承董事會命
主席
魏應州

中國天津，二零零五年八月二十四日

網址：http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* 僅供識別

File #: 82-34910

FIRST QUARTERLY REPORT

2005





SUMMARY

The continuous growth in the PRC economy and income of the citizens has boosted the total amount for retail market in the first quarter which increased by 13.7% as compared to the same period last year. Benefiting from continuing growth in domestic demand markets, the Group gained a relatively stable increase in sales. The encouraging financial results in the first quarter of year 2005 were attributable to the Group's further refining in its overall operation because of the experience on the sharp increase in raw material price in 2004.

- Turnover of the Group amounted to US$423 million, increased by 17.4% as compared to the corresponding period last year;
- Gross margin of the Group was 30.53% as compared to 26.69% in the corresponding period last year;
- Profit attributable to equity holders of the parent amounted to US$34.857 million, increased by 181.63% as compared to the corresponding period last year;
- Earnings per share amounted to US0.62 cents, increased by US0.40 cents as compared to the corresponding period last year;
- Turnover for instant noodles, beverage and bakery were US$249 million, US$137 million and US$23.134 million respectively, and the product growth rates were 12.97%, 23.23% and 18.39% respectively.

FIRST QUARTER RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated first quarter financial statements of the Company and its subsidiaries (the "Group") for the three months ended 31st March 2005 together with the unaudited comparative figures for the corresponding period in 2004. These first quarter financial statements have not been audited, but have been reviewed by the Company's audit committee.

Condensed Consolidated Income Statement
For the Three Months Ended 31st March 2005

	Note	2005 (Unaudited) *US$'000*	2004 (Unaudited) *US$'000*
Turnover	2	423,472	360,720
Cost of sales		(294,203)	(264,434)
Gross profit		129,269	96,286
Other revenue		743	519
Other net income		5,325	3,689
Distribution costs		(66,863)	(67,543)
Administrative expenses		(12,144)	(10,010)
Other operating expenses		(6,516)	(4,936)
Finance costs	4	(2,799)	(5,219)
Share of profit of associates		2,263	1,168
Profit before taxation	3	49,278	13,954
Taxation	5	(5,178)	(1,394)
Profit for the period		44,100	12,560
Attributable to			
Equity holders of the parent		34,857	12,377
Minority interests		9,243	183
		44,100	12,560
Earnings per share	6		
Basic		0.62 cents	0.22 cents
Diluted		N/A	N/A

Condensed Consolidated Balance Sheet
As at 31st March 2005

	Note	As at 31st March 2005 (Unaudited) US$'000	As at 31st December 2004 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		885,640	879,964
Prepayments for operating lease		52,255	52,581
Interest in associates		43,966	53,154
Interest in a joint venture		30,058	30,058
Other non-current financial assets		3,116	3,109
Deferred tax assets		6,197	6,197
		1,021,232	1,025,063
Current assets			
Current financial assets		46,936	16,466
Inventories		90,295	96,590
Trade receivables	8	74,517	71,499
Prepayments and other receivables		68,983	65,025
Pledged bank deposits		4,382	1,394
Bank balances and cash		188,926	126,152
		474,039	377,126
Current liabilities			
Trade payables	9	207,709	188,398
Other payables		105,129	96,275
Current portion of interest-bearing borrowings	11	176,386	186,606
Advance payments from customers		37,505	7,372
Taxation		5,799	2,575
		532,528	481,226
Net current liabilities		(58,489)	(104,100)
Total assets less current liabilities		962,743	920,963
Non-current liabilities			
Long-term interest-bearing borrowings	11	11,165	13,581
Other non-current payables		10,770	10,913
Employee benefit obligations		5,105	4,887
Deferred tax liabilities		6,176	6,176
		33,216	35,557
NET ASSETS		929,527	885,406
CAPITAL AND RESERVES			
Equity attributable to equity holders of the parent			
Issued capital	12	27,943	27,943
Reserves	13	741,666	706,788
Proposed final dividend		63,712	63,712
		833,321	798,443
Minority interests		96,206	86,963
		929,527	885,406

Condensed Consolidated Statement of Changes in Equity
For the Three Months Ended 31st March 2005

	Equity of equity holders of the parent (Unaudited) *US$'000*	Minority interests (Unaudited) *US$'000*	Total (Unaudited) *US$'000*
As at 1st January 2004	571,487	6,634	578,121
Net gains not recognised in the condensed consolidated income statement			
Exchange translation difference	340	—	340
Profit for the period	12,377	183	12,560
	12,717	183	12,990
As at 31st March 2004	584,204	6,817	591,021
As at 1st January 2005	798,443	86,963	885,406
Net gains not recognised in the condensed consolidated income statement			
Exchange translation difference	21	—	21
Profit for the period	34,857	9,243	44,100
	34,878	9,243	44,121
As at 31st March 2005	833,321	96,206	929,527

Condensed Consolidated Cash Flow Statement
For the Three Months Ended 31st March 2005

	2005 (Unaudited) *US$'000*	2004 (Unaudited) *US$'000*
Net cash from operating activities	126,060	25,929
Net cash generated from investing activities	(47,662)	(40,950)
Net cash (used in) generated from financing activities	(12,636)	14,950
Increase (Decrease) in cash and cash equivalents	65,762	(71)
Cash and cash equivalents at 1st January	127,546	94,978
Cash and cash equivalents at 31st March	193,308	94,907
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	188,926	92,153
Pledged bank deposits	4,382	2,754
	193,308	94,907

Notes:

1. **Basis of preparation**

Basis of preparation and accounting policies

The Directors are responsible for the preparation of the Group's unaudited quarterly financial statements. These unaudited quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These condensed quarterly financial statements should be read in conjunction with the 2004 annual financial statements.

Adoption of the New Hong Kong Financial Reporting Standards ("New HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs"), herein collectively referred to as the new HKFRSs, which are effective for accounting periods beginning on or after 1st January 2005. The Group adopted the new HKFRSs on 1st January 2005 and the above financial data included the impact upon adoption of these new HKFRSs. The adoption of the new HKFRSs has no material impact on the results of the Group apart from certain change in the accounting presentation.

2. **Turnover and segment result by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover and segment result by major products is set out below:

	Turnover For the three months ended 31st March		**Segment result For the three months ended 31st March**	
	2005 (Unaudited) *US$'000*	**2004 (Unaudited)** *US$'000*	**2005 (Unaudited)** *US$'000*	**2004 (Unaudited)** *US$'000*
Instant noodles	249,475	220,837	27,177	6,093
Beverages	136,620	110,867*	20,106	11,433*
Bakery	23,134	19,541	375	(1,694)
Others	14,243	9,475*	2,612	1,880*
Total	423,472	360,720	50,270	17,712

* The comparative information of turnover and segment result has been restated and reclassified to conform to current quarter's presentation.

3. **Profit before taxation**

	For the three months ended 31st March	
	2005 (Unaudited) *US$'000*	**2004 (Unaudited)** *US$'000*
Profit before taxation is stated after charging the following:		
Depreciation	23,010	21,590

4. **Finance costs**

	For the three months ended 31st March	
	2005 (Unaudited) *US$'000*	**2004 (Unaudited)** *US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	2,799	5,219

5. Taxation

	For the three months ended 31st March 2005 (Unaudited) US$'000	2004 (Unaudited) US$'000
PRC enterprise income tax	5,178	1,394

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. Earnings per Share

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the parent for the period of US$34,857,000 (2004: US$12,377,000) and on the weighted average of 5,588,705,360 (2004: 5,588,705,360) ordinary shares in issue during the period.

No diluted earnings per share is presented as the conversion price of the Company's convertible bonds were higher than the market price of the Company's shares in both periods.

7. Dividend

The Board of Directors resolves that no dividend be paid for the three months ended 31st March 2005 (2004: nil).

8. Trade Receivables

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables as at the balance sheet date is as follows:

	As at 31st March 2005 (Unaudited) US$'000	As at 31st December 2004 (Audited) US$'000
0 - 90 days	62,801	60,717
Over 90 days	11,716	10,782
	74,517	71,499

9. Trade Payables

The ageing analysis of trade payables as at the balance sheet date is as follows:

	As at 31st March 2005 (Unaudited) US$'000	As at 31st December 2004 (Audited) US$'000
0 - 90 days	185,299	173,107
Over 90 days	22,410	15,291
	207,709	188,398

10. Pledge of property, plant and equipment and prepayments for operating lease

At 31st March 2005, the Group has pledged property, plant and equipment and prepayments for operating lease with aggregate net book values of approximately US$2,018,000 (31st December 2004: US$2,052,000) to secure general banking facilities granted to the Group.

11. Interest-bearing borrowings

	As at 31st March 2005 (Unaudited) US$'000	As at 31st December 2004 (Audited) US$'000
Bank loans wholly repayable within five years:		
Secured	1,208	1,208
Unsecured	96,343	108,979
Convertible bonds	90,000	90,000
	187,551	200,187
Portion classified as current liabilities	(176,386)	(186,606)
Non-current portion	11,165	13,581

The maturity profile of the interest-bearing borrowings is as follows:

	As at 31st March 2005 (Unaudited) US$'000	As at 31st December 2004 (Audited) US$'000
Bank loans:		
Within one year	86,386	96,606
In the second year	11,165	13,581
	97,551	110,187
Other loans:		
Within one year	90,000	90,000
	187,551	200,187

12. Issued capital

	Ordinary shares of US$0.005 each No. of shares	US$'000
Authorised:		
At 31st December 2004 and 31st March 2005	7,000,000,000	35,000
Issued and fully paid:		
At 31st December 2004 and 31st March 2005	5,588,705,360	27,943

13. Reserves

	Capital redemption reserve US$'000	Share premium US$'000	Exchange translation reserve US$'000	General reserve US$'000	Capital reserve US$'000	Property revaluation reserve US$'000	Retained profits US$'000	Total US$'000
At 31st December 2004	36	332,478	904	73,679	308	3,535	359,560	770,500
Exchange translation difference	—	—	21	—	—	—	—	21
Transfer to general reserve	—	—	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—	34,857	34,857
At 31st March 2005	36	332,478	925	73,679	308	3,535	394,417	805,378

Representing:	
2004 final dividend proposed	63,712
Reserves	741,666
	805,378

14. Commitments

	As at 31st March 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
(a) **Capital commitments**		
Contracted but not provided for	26,667	61,373

(b) **Commitments under operating lease**

At the balance sheet date, the Group had total outstanding commitments under non-cancellable operating leases, which are payable as follows:

	As at 31st March 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
Within one year	3,639	3,551
In the second to fifth years, inclusive	7,511	5,164
Over five years	14,588	14,398
	25,738	23,113

15. Related party transactions

Transactions

The following is a summary of significant related party transactions, in addition to those disclosed elsewhere in the financial statements, which were carried out in the ordinary course of the Group's business.

	For the three month ended	
	31st March 2005 (Unaudited) *US$'000*	31st March 2004 (Unaudited) *US$'000*
(a) Sales of goods to:		
Associates	8,697	10,019
(b) Purchases of goods from:		
Companies under common control by directors of the Company	2,807	1,712
A company in which a director has beneficial interest	4,650	4,153
Associates	46,299	32,104
	53,756	37,969
(c) Processing charges by:		
An associate	393	538

The above transactions were carried out on terms mutually agreed between the Group and the respective related parties and principally on cost plus basis.

MANAGEMENT DISCUSSION AND ANALYSIS

Instant Noodle Business

In the first quarter of year 2005, turnover for instant noodle business amounted to US$249.475 million, grew by 12.97% from the same period last year and representing 58.91% of the Group's total turnover. The successful sales were mainly attributable to continuing brand investment under the current solid base of "Better Access, Broader Reach". Also, leveraging on the strategy of overall improvement on the value sense for high-end instant noodle products and effective communication with media, the Group made an effort to build "Master Kong" as a high-value brand name and achieved a significant growth in all kinds of container noodles. In addition, due to the appropriate application in the product strategy of regional eating culture and the product series with local characters winning the favor of customers, the Group consolidated its brand name as a leader position. Furthermore, the Group's low-end price products "Fu Man Duo" and "Hao Zi Wei" maintained stable growth because of deep plowing in villages and increased consumers' demands on instant noodles in countries. According to AC Nielsen, for the period of February to March 2005, by sales value, the Group's market share was 38.61% in the PRC instant noodle market. The Group's leading position was further strengthened.

During the period, the gross margin of instant noodle increased by 5.51pp to 23.95%. Despite the continuous high price for core material flour, the gross margin was improved because of 7% price cutting on palm oil, moderate increase in price of products, refining production process and the continuous increase in sales portion of high margin container noodles and high-end packet noodles. Profit attributable to equity holders of the parent was US$23.001 million, increased by 400.81% mainly because of the effective control for cost and adjustment on products mix.

Beverage Business

The successful strategies, which included the efforts to consolidate distribution network continuously, strengthen supplies to distribution network and communicate with retail partners before peak season — Chinese New Year coming, optimize production package, launch completely new advertisement, activate and improve brand image, etc., made the first quarter's turnover for beverage business increase by 23.23% to US$136.620 million and representing 32.26% of the Group's total turnover. During the period, beverage business enhanced promotion effect on Master Kong Juice Drink Family Size Series in order to satisfy the family demands in Chinese New Year and continued to expand the sales area for Master Kong Mineralized Water. All these efforts made beverage business achieve a new record in turnover. According to AC Nielsen, for the period of February to March 2005, Master Kong's Ready-To-Drink Tea gained 47.0% market share by sales value and still kept the No.1 position in the market; Master Kong's juice drink series gained No.2 position in the market and 17.1% market share.

The gross margin of beverage business was affected by the price of PET plastic resin that continued to stand at a high level. However, owing to the Group's highly efficient production facilities and vertical integrated production process, the pressure that was caused by the price increase in raw material was mitigated. During the period, the gross margin for beverage business was 40.45% and increased by 0.48pp as compared to the same period last year. Profit attributable to equity holders of the parent was US$8.670 million, decreased by 12.52% mainly because the US$9.121 million minority interests have been accounted for during the period.

Bakery Business

In the first quarter of 2005, turnover for bakery business amounted to US$23.134 million, increased by 18.39% from the same period last year and representing 5.46% of the Group's total turnover. The results were mainly attributable to the following strategies: continuously emphasizing on brand name management and product differentiation, refining and developing new flavors and new package. The growth in sales was mainly from its core products such as sandwich crackers, muffin and thin crackers. In addition, the new product "Petite Cake" has been well received by the market. As a result, the Group achieved good development in both "Cake" and "Cracker" products. According to AC Nielsen, for the period of February to March 2005, market share of "Master Kong"'s sandwich crackers was 25.2% and gained second position in the PRC market.

During the period, the gross margin of bakery business was 35.93%, grew by 4.2pp when compared to the same period last year. The growth was mainly because of efficiency improvement and the concentration on producing high margin products. Based on the current policy, the performance for bakery business will be expected to improve gradually. Profit attributable to equity holders of the parent was US$0.350 million, last year's loss was US$1.819 million.

FINANCING

As of 31st March 2005, the Group's total liabilities amounted to US$566 million, representing an increase of US$48.961 million from US$517 million as at 31st December 2004. Total assets amounted to US$1,495 million. The leverage ratio calculated as total liabilities to total assets increased by 0.98pp to 37.84% as compared to 31st December 2004. The increase was mainly because of the increase in advance payments from customers by US$30.133 million and the increase in other payables by US$8.854 million. The Group's long-term and short-term loans decreased by US$12.636 million as compared to 31st December 2004. The portion for US dollars and Renminbi in the Group's total borrowing was 77% and 23% respectively. The Group's transactions are mainly denominated in Renminbi, but there is no significant impact of exchange fluctuations because the exchange rate between Renminbi and US dollar remained relatively stable during the period. As of 31st March 2005, the Group had no contingent liability and cash on hand amounted to US$193 million.

Financial Ratio

	As at 31st March 2005	As at 31st December 2004
Finished goods turnover	9.62 Days	10.73 Days
Accounts receivable turnover	15.52 Days	16.62 Days
Current Ratio	0.89 Times	0.78 Times
Debt ratio (Total liabilities to total assets)	37.84%	36.86%
Gearing ratio (Net debt to equity attributable to equity holders of the parent)	0.12 Times	0.14 Times

The Group's 2002 Convertible Bonds will be due in June 2005. The Group anticipates repaying the remaining principal amount of US$90 million plus a redemption premium of US$9.932 million from operating cash flows and cash from the shares transfer during last year. The total repayable amount will be US$99.932 million.

HUMAN RESOURCES

As of 31st March 2005, the Group employed 26,514 staff (31st December 2004: 25,003). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the perfect management system for human resources will enhance employee's contribution to the Group.

PROSPECTS

The continuous growth for the PRC consumers' income and the new concept for consumption will further expand the development for the instant food market. Because of the pressure of price increase in raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the second quarter. Facing the pressure from market competition and the increasing production cost, the Group will continue to refine its overall operation. Under the "Profit Priority" precondition, the Group will expand its total sales and further strengthen the leading position of each product in the PRC market.

CORPORATE GOVERNANCE

Code of Best Practice

Throughout the period ended 31st March 2005, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules, the Company has established the audit committee in September 1999 and currently has three independent non-executive directors, Mr. Hsu Shin-Chun, Mr. Katsuo Ko and Mr. Lee Tiong-Hock. The latest meeting of the committee was held to review the results of the Group for the period.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

There were no purchases, sales or redemptions of the Company's shares and the convertible bonds by the Company or any of its subsidiaries during the period.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 31st March 2005, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

	Number of ordinary shares	
Name of directors	**Personal interests**	**Corporate interests** *(Note)*
Wei Ing-Chou	13,242,000	1,854,827,866
Wei Ying-Chiao	—	1,854,827,866
Wu Chung-Yi	—	1,854,827,866

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

At no time during the three months ended 31st March 2005 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 31st March 2005, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive of the Company, as at 31st March 2005, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
Shyh Shiunn Investment Corporation	465,107,784	8.3200%

Save as disclosed above, as at 31st March 2005, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

CAUTION STATEMENT

The Board wishes to remind investors that the financial statements and the financial outlines for the first quarter ended 31st March 2005 are based on the Group's internal records and management accounts. The financial statements for the first quarter ended 31st March 2005 have not been reviewed or audited by the auditors. The financial statements for the first quarter ended 31st March 2004 are extracted from the unaudited financial statements already disclosed by the Group and have been restated, and the financial statements for the year ended 31st December 2004 are extracted from the audited financial statements as contained in the 2004 Annual Report and have been restated. **Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first quarter ended 31st March 2005. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.**

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 25th May 2005

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

第一季度業績報告

2005





摘要

中國經濟持續增長，居民收入上升，刺激今年首季的社會消費品零售總額也較去年同期上升13.7%。本集團因受惠於中國內需市場持續向好，銷售額相對錄得穩定成長，經歷二零零四年主要原材料價格持續高企的影響，令本集團更專著精進整體營運，成效顯著的反映於首季業績之表現，令人鼓舞！

- 營業額達423百萬美元，較去年同期上升17.4%；
- 本集團毛利率為30.53%，去年同期為26.69%；
- 母公司股東應佔溢利為34,857千美元，較去年同期上升181.63%；
- 每股盈利為0.62美仙，較去年同期上升0.40美仙；
- 方便麵、飲品及糕餅的營業額分別為249百萬美元、137百萬美元及23,134千美元，各產品別的成長率分別為12.97%、23.23%及18.39%。

第一季業績

Tingyi (Cayman Islands) Holding Corp.康師傅控股有限公司(「本公司」)董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零五年三月三十一日止三個月未經審核之簡明綜合第一季度財務報告連同二零零四年相對之未經審核比較數據。本第一季財務報告未經審核，惟已獲本公司之審核委員會審閱。

簡明綜合收益表

截至二零零五年三月三十一日止三個月

		截至三月三十一日止三個月	
		二零零五年 （未經審核）	二零零四年 （未經審核）
	附註	千美元	千美元
營業額	2	423,472	360,720
銷售成本		(294,203)	(264,434)
毛利		129,269	96,286
其他收益		743	519
其他淨收入		5,325	3,689
分銷成本		(66,863)	(67,543)
行政費用		(12,144)	(10,010)
其他經營費用		(6,516)	(4,936)
財務費用	4	(2,799)	(5,219)
應佔聯營公司溢利		2,263	1,168
除税前溢利	3	49,278	13,954
税項	5	(5,178)	(1,394)
本期淨溢利		44,100	12,560
應佔溢利			
母公司股東		34,857	12,377
少數股東權益		9,243	183
		44,100	12,560
每股溢利	6		
基本		0.62美仙	0.22美仙
攤薄		不適用	不適用

簡明綜合資產負債表
於二零零五年三月三十一日

	附註	二零零五年三月三十一日（未經審核）千美元	二零零四年十二月三十一日（已經審核）千美元
資產與負債			
非流動資產			
物業、機器及設備		885,640	879,964
經營租賃預付款		52,255	52,581
聯營公司權益		43,966	53,154
合營公司權益		30,058	30,058
其他非流動投資		3,116	3,109
遞延稅項資產		6,197	6,197
		1,021,232	1,025,063
流動資產			
流動投資		46,936	16,466
存貨		90,295	96,590
應收賬款	8	74,517	71,499
預付款項及其他應收款項		68,983	65,025
抵押銀行存款		4,382	1,394
銀行結餘及現金		188,926	126,152
		474,039	377,126
流動負債			
應付賬款	9	207,709	188,398
其他應付款項		105,129	96,275
有息借貸之即期部分	11	176,386	186,606
客戶預付款項		37,505	7,372
稅項		5,799	2,575
		532,528	481,226
淨流動負債		(58,489)	(104,100)
總資產減流動負債		962,743	920,963
非流動負債			
長期有息借貸	11	11,165	13,581
其他非流動應付款項		10,770	10,913
員工福利責任		5,105	4,887
遞延稅項負債		6,176	6,176
		33,216	35,557
淨資產		929,527	885,406
股本及儲備			
母公司股東權益			
發行股本	12	27,943	27,943
儲備	13	741,666	706,788
擬派末期股息		63,712	63,712
		833,321	798,443
少數股東權益		96,206	86,963
		929,527	885,406

簡明綜合權益變動表

截至二零零五年三月三十一日止三個月

	母公司股東權益（未經審核）千美元	少數股東權益（未經審核）千美元	合計（未經審核）千美元
於二零零四年一月一日	571,487	6,634	578,121
未於簡明綜合收益表中確認之淨收益			
匯兑差額	340	—	340
本期淨溢利	12,377	183	12,560
	12,717	183	12,900
於二零零四年三月三十一日	584,204	6,817	591,021
於二零零五年一月一日	798,443	86,963	885,406
未於簡明綜合收益表中確認之淨收益			
匯兑差額	21	—	21
本期淨溢利	34,857	9,243	44,100
	34,878	9,243	44,121
於二零零五年三月三十一日	833,321	96,206	929,527

簡明綜合現金流量表

截至二零零五年三月三十一日止三個月

	二零零五年（未經審核）千美元	二零零四年（未經審核）千美元
經營活動所得現金淨額	126,060	25,929
投資活動動用現金淨額	(47,662)	(40,950)
融資活動（動用）所得現金淨額	(12,636)	14,950
現金及現金等值物之增加（減少）	65,762	(71)
於一月一日之現金及現金等值物	127,546	94,978
於三月三十一日之現金及現金等值物	193,308	94,907
現金及現金等值物結餘分析：		
銀行結餘及現金	188,926	92,153
抵押銀行存款	4,382	2,754
	193,308	94,907

附註：

1. 呈報基準

編製基準及會計政策

本集團未經審核季度業績乃由董事負責編製。該等未經審核季度業績乃根據香港會計師公會頒布之香港會計實務準則第34號「中期財務報告」編製。此簡明賬目須與截至二零零四年十二月三十一日止年度之賬目一併閱覽。

採納新香港財務報告準則

香港會計師公會最近頒佈了多項新訂及經修訂的香港財務報告準則和香港會計準則，以下簡稱「新香港財務報告準則」。這些準則在二零零五年一月一日或以後開始的會計期間生效。本集團自二零零五年一月一日起已經採納新香港財務報告準則，以上財務資料亦已經反映了採納上述新香港財務報告準則的影響。除導致會計呈報的變更外，採納新香港財務報告準則對本集團的業績並無重大影響。

2. 按主要產品劃分之營業額及分部業績

本集團主要在中華人民共和國(「中國」)運作，本集團的銷售及溢利貢獻亦主要來自中國。

按主要產品劃分之本集團營業額及分部業績之分析列載如下：

	營業額		分部業績	
	截至三月三十一日止三個月		截至三月三十一日止三個月	
	二零零五年	二零零四年	二零零五年	二零零四年
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千美元	千美元	千美元	千美元
方便麵	249,475	220,837	27,177	6,093
飲品	136,620	110,867*	20,106	11,433*
糕餅	23,134	19,541	375	(1,694)
其他	14,243	9,475*	2,612	1,880*
合計	423,472	360,720	50,270	17,712

* 營業額及分部業績之比較資料已重列及重分類以配合本季度之呈報方式。

3. 除稅前溢利

	截至三月三十一日止三個月	
	二零零五年	二零零四年
	(未經審核)	(未經審核)
	千美元	千美元
除稅前溢利已扣除下列項目：		
折舊	23,010	21,590

4. 財務費用

	截至三月三十一日止三個月	
	二零零五年	二零零四年
	(未經審核)	(未經審核)
	千美元	千美元
利息支出		
需於五年內悉數償還之銀行及其他貸款	2,799	5,219

5. 税項

	截至三月三十一日止三個月	
	二零零五年 (未經審核) 千美元	二零零四年 (未經審核) 千美元
中國企業所得税	5,178	1,394

開曼群島並不對本集團之收入徵收任何税項。

由於本集團期內在香港並無應課税溢利，因此並無作出香港利得税撥備。

中國附屬公司均須受到適用於中國外資企業的税法所規限，由首個獲利年度開始，並抵銷結轉自往年度的所有未到期税項虧損後，可於首兩年獲全面豁免繳交中國企業所得税15%，及在其後三年獲税率減半優惠。

6. 每股溢利

每股基本溢利乃根據母公司股東應佔溢利34,857仟美元(二零零四年：12,377仟美元)及本季度已發行普通股之加權平均股數5,588,705,360(二零零四年：5,588,705,360)計算。

由於本公司行使可換股債券之換股價高於本公司股份之市價，因此並無呈列每股攤薄溢利之數字。

7. 股息

董事會決議不擬派發截至二零零五年三月三十一日止三個月之股息(二零零四年：無)。

8. 應收賬款

本集團之銷售大部分為貨到收現，餘下的銷售之信貸期為30至90天，有關應收賬款之賬齡分析列示如下：

	二零零五年 三月三十一日 (未經審核) 千美元	二零零四年 十二月三十一日 (已經審核) 千美元
0至90天	62,801	60,717
90天以上	11,716	10,782
	74,517	71,499

9. 應付賬款

應付賬款之賬齡分析如下：

	二零零五年 三月三十一日 (未經審核) 千美元	二零零四年 十二月三十一日 (已經審核) 千美元
0至90天	185,299	173,107
90天以上	22,410	15,291
	207,709	188,398

10. 物業、機器及設備及經營租賃預付款抵押

於二零零五年三月三十一日，本集團已把賬面淨值合共約2,018千美元(二零零四年十二月三十一日：2,052千美元)的物業、機器及設備及經營租賃預付款抵押予銀行，作為本集團借貸的抵押品。

11. 有息借貸

	二零零五年三月三十一日（未經審核）千美元	二零零四年十二月三十一日（已經審核）千美元
須於五年內悉數償還之銀行貸款：		
有抵押	1,208	1,208
無抵押	96,343	108,979
可換股債券	90,000	90,000
	187,551	200,187
長期負債之即期部份	(176,386)	(186,606)
非即期部份	11,165	13,581
有息借貸之到期日如下：		
銀行貸款：		
一年內	86,386	96,606
第二年	11,165	13,581
	97,551	110,187
其他貸款：		
一年內	90,000	90,000
	187,551	200,187

12. 發行股本

	每股面值0.005美元之普通股 股份數目	千美元
法定：		
於二零零四年十二月三十一日及二零零五年三月三十一日	7,000,000,000	35,000
已發行及繳足：		
於二零零四年十二月三十一日及二零零五年三月三十一日	5,588,705,360	27,943

13. 儲備

	股份購回儲備 千美元	股份溢價 千美元	外幣換算儲備 千美元	一般儲備 千美元	資本儲備 千美元	物業重估儲備 千美元	保留溢利 千美元	合計 千美元
於二零零四年十二月三十一日	36	332,478	904	73,679	308	3,535	359,560	770,500
匯兑差額	—	—	21	—	—	—	—	21
轉撥往一般儲備	—	—	—	—	—	—	—	—
本期溢利	—	—	—	—	—	—	34,857	34,857
於二零零五年三月三十一日	36	332,478	925	73,679	308	3,535	394,417	805,378

説明：	
二零零四年擬派末期股息	63,712
儲備	741,666
	805,378

14. 承擔

	二零零五年 三月三十一日 （未經審核） 千美元	二零零四年 十二月三十一日 （已經審核） 千美元
(a) 資本承擔		
已訂約但未撥備	26,667	61,373
(b) 營運租約承擔		
於結算日，本集團應付之不可取銷營運租約的總額列示如下：		
一年內	3,639	3,551
於第二年至第五年屆滿（包括首尾兩年）	7,511	5,164
五年以上	14,588	14,398
	25,738	23,113

15. 與有關連人士之交易

交易

除於賬目其他部份披露以外，以下乃與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

	二零零五年 一至三月 （未經審核） 千美元	二零零四年 一至三月 （未經審核） 千美元
(a) 向下列公司出售貨品：		
聯營公司	8,697	10,019
(b) 向下列公司購買貨品：		
本公司若干董事所控制之公司	2,807	1,712
本公司董事擁有之公司	4,650	4,153
聯營公司	46,299	32,104
	53,756	37,969
(c) 向下列公司支付勞務費用：		
聯營公司	393	538

上述之交易乃本集團與相關連人士按成本值另加利潤的原則經雙方協定之基礎下釐定。

管理層討論與分析

方便麵業務

方便麵業務的銷售額為249,475千美元，較去年同期上升12.97%，佔本集團總營業額的58.91%，在既有通路精耕的穩固基礎下，持續的品牌投資，是銷售成功的主因；此外，全面提升高價麵的產品價值感的策略，配合有效的媒體溝通，全力創造康師傅為高價值的方便麵品牌，使得本集團全品項的容器麵銷售成長快速；加上精心經營地區飲食文化產品策略的運用得宜，令此具地方特色的系列產品深獲消費者青睞，令康師傅領導品牌的地位更形穩固。此外，配合鄉鎮地區的深耕以及農村消費者漸漸增加對方便麵的需求，也使本集團「福滿多」及「好滋味」平價麵穩步成長。據AC Nielsen 2005年2-3月份零研數據顯示，本集團之方便麵於中國總體方便麵銷售額之市場佔有率為38.61%，市場領導地位愈形穩固。

期內，方便麵之毛利率為23.95%，較二零零四年同期上升5.51個百分點；期內方便麵主要原材料麵粉價格仍然處於高位，但棕櫚油價格則較去年同期下降7%，加上於季內適度的調升價格，精進的生產流程以及高毛利的容器麵及高價袋麵之銷售佔比持續成長，令毛利率得以改善。期內方便麵業務之母公司股東應佔溢利為23,001千美元，較去年同期上升400.81%，主要是因為有效控制成本及有效改善產品銷售組合。

飲品業務

持續的通路鞏固活動，在新年旺季來臨前強化通路的鋪貨、全面優化產品包裝及全新的廣告宣傳，活化並提升品牌形象及於旺季來臨前與通路夥伴適度的溝通等策略，令飲品的銷售額較去年同期上升23.23%至136,620千美元，佔本集團總營業額的32.26%。配合新年節日家庭消費的需求，康師傅果汁系列大瓶裝強力促銷奏效加上持續擴大康師傅礦物質水的銷售區域，令飲品營業額續創新高。據AC Nielsen 2005年2-3月份零研數據顯示，康師傅即飲茶銷售額之市佔率為47.0%，持續居於市場第一位；康師傅果汁系列產品居市場第二位，取得17.1%的市場佔有率。

受限於PET膠粒的價格持續處於高位，對飲品毛利有一定的影響，慶幸本集團具備高效能的生產設備，配合既有的垂直組合生產作業，原材料價格上漲造成的壓力得以紓緩。第一季度飲品之毛利率為40.45%，與二零零四年同期比較上升0.48個百分點；母公司股東應佔溢利為8,670千美元，較去年同期下降12.52%，主要是因為本期認列少數股東本期權益9,121千美元所致。

糕餅業務

於持續的品牌經營及強調產品的差異化，精進並開發新口味及新包裝的經營策略下，第一季度糕餅業務之營業額為23,134千美元，較去年同期上升18.39%，佔本集團總營業額的5.46%。銷售成長主要來自主力品項「3+2」蘇打夾心、妙芙蛋糕及單片餅乾；此外，新推產品「鮮巧蛋糕」的市場接受度高，使得本集團在「糕」與「餅」的發展勢頭相當良好。據AC Nielsen 2005年2-3月份調查顯示，康師傅夾心餅乾的市佔率為25.2%，居市場第二位。

期內糕餅整體毛利率為35.93%，較去年同期成長4.2個百分點，主要是由於生產效率提升及集中生產高毛利產品所致。本集團將以此為基礎，持續改善糕餅之業務表現；期內母公司股東應佔溢利為350千美元，去年同期之虧損為1,819千美元。

財務分析

於二零零五年三月三十一日，本集團的總負債為566百萬美元，相對於總資產1,495百萬美元，負債比例為37.84%。相較於二零零四年十二月三十一日的總負債517百萬美元，上升了約48,961千美元，負債比例上升了0.98個百分點，主要是因為客戶預付款增加30,133千美元及其他應付款增加8,854千美元所致；同期長短期貸款相較於二零零四年十二月三十一日減少了12,636千美元。總借貸中，美元與人民幣的比率為77%：23%，由於本集團的交易以人民幣為主，而期內人民幣與美元的匯率變動不大，因此期內匯率波動未對本集團造成重大影響。截至二零零五年三月三十一日，本集團並無或然負債，而同期本集團的手頭現金為193百萬美元。

財務比率概要

	二零零五年 三月三十一日	二零零四年 十二月三十一日
製成品週轉期	9.62日	10.73日
應收賬款週轉期	15.52日	16.62日
流動比率	0.89倍	0.78倍
負債比率(總負債相對於總資產)	37.84%	36.86%
負債與資本比率(淨借貸相對於母公司股東權益比率)	0.12倍	0.14倍

本集團於二零零二年發行的可換股債券將於今年六月到期，本集團已準備運用來自經營業務及去年股權轉讓之資金，償還債券本金90,000千美元及贖回溢價9,932千美元，總還款額為99,932千美元。

人力資源

本集團截至二零零五年三月三十一日的員工人數為26,514名(二零零四年十二月三十一日：25,003名)，本集團向僱員提供具競爭力的薪酬，配合保險及醫療福利以及專業的培訓計劃，透過完善的人力資源管理，以期提高僱員對本集團的貢獻。

展望

中國消費者收入持續提高及消費觀念的更新，國內方便食品市場之發展空間將有進一步的成長；然而，面對原材料價格持續高企，預期本集團於第二季度的生產成本仍然受到影響。面對激烈的市場競爭及生產成本持續上漲的壓力下，本集團將延續既有的經營方向而努力，持續精進整體營運，於秉持「利潤優先」的前題下，擴大本集團整體銷售及進一步鞏固各品項產品於中國的市場地位。

公司管治

最佳應用守則

本公司截至二零零五年三月三十一日止期間內，除了非執行董事因須按公司章程細則輪席退位而未有指定任期外，本公司一直遵守香港交易所証券上市規則附錄14所載之最佳應用守則。

審核委員會

根據上市規則附錄14最佳應用守則第14條之要求，本公司已於一九九九年九月成立審核委員會，現時成員包括徐信群、高捷雄及李長福三位獨立非執行董事。該委員會最近召開之會議乃審議本集團期內之業績。

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(標準守則)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

購入、出售或贖回股份及可換股債券

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份及可換股債券。

董事及行政總裁之股份權益

於二零零五年三月三十一日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

股份之長倉

	普通股數目	
董事姓名	**個人權益**	**法團權益** (附註)
魏應州	13,242,000	1,854,827,866
魏應交	—	1,854,827,866
吳崇儀	—	1,854,827,866

附註：該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記；頂新由和德公司實益擁有約55.10%，吳崇儀透過Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

截至二零零五年三月三十一日止三個月期間內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

除本段所披露者外，於二零零五年三月三十一日，概無董事及行政總裁於本公司或其相聯法團(定義見證券及期貨條例第十五部)之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

主要股東

就本公司董事或行政總裁所知，於二零零五年三月三十一日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司（並非本公司董事或執行董事）如下：

股份之長倉

股東名稱	股份數目	股東權益
頂新（開曼島）控股有限公司	1,854,827,866	33.1889%
三洋食品株式會社	1,854,827,866	33.1889%
世訊投資股份有限公司	465,107,784	8.3200%

除上述者外，於二零零五年三月三十一日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

謹慎性陳述

董事會謹此提醒投資者，上述截至二零零五年三月三十一日止第一季度的財務報表及概要乃按本集團內部資料及管理賬目作出，此等資料和賬目並未有經過核數師的審閱或審核，截至二零零四年三月三十一日止第一季度的財務報表摘錄自本集團已披露的未經審核的財務報表並經重列；而截至二零零四年十二月三十一日止年度的財務報表摘錄自本公司二零零四年年報內經審核的財務報表並經重列。**投資者應小心以免不恰當地依賴二零零五年三月三十一日止第一季度的數字，數據及比較數值。本公司同時籲請投資者在買賣本公司股份時務須小心謹慎。**

承董事會命
主席
魏應州

中國天津，二零零五年五月二十五日

網址： http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2005

SUMMARY

The continuous growth in the PRC economy and general household income have help to boost the retail market in the first half which has increased by 13.2% as compared to the same period last year. Benefiting from continuing growth in domestic demand, the Group also enjoy a stable increase in sales. The continuous blooming financial results in the second quarter were attributable to the Group's firm control in its overall operation although the price of main raw materials for production maintained at a high level during the period.

Highlights of the Group's interim results for the six months ended 30th June 2005:

	2005 (Unaudited)	2004 (Unaudited)	Change
• Turnover	US$846.651 million	US$711.604 million	+18.98%
• Group's gross margin	31.56%	27.66%	+3.9pp.
• Profit attributable to equity holders of the parent	US$56.310 million	US$266.029 million	-78.83%
• Profit(loss) attributable to equity holders of the parent before the inclusion of the exceptional income arising from disposal of partial interests in subsidiaries	US$56.310 million	(US$6.926 million)	+US$63.236 million
• Earnings per share	US1.01 cents	US4.76 cents	-US3.75 cents
• Earnings(loss) per share before the inclusion of the exceptional income arising from disposal of partial interests in subsidiaries	US1.01 cents	(US0.12 cents)	+US1.13 cents

INTERIM RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2005 together with the unaudited comparative figures for the corresponding period in 2004. These interim financial statements have not been audited, but have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement

For the Six Months Ended 30th June 2005

	Note	**2005** **(Unaudited)** *US$'000*	**2004** **(Unaudited)** *US$'000*
Turnover	2	846,651	711,604
Cost of sales		(579,447)	(514,752)
Gross profit		267,204	196,852
Other revenue		1,491	1,264
Other net income		9,361	278,081
Distribution costs		(151,510)	(156,629)
Administrative expenses		(24,605)	(19,446)
Other operating expenses		(13,335)	(22,283)
Finance costs	3	(5,268)	(9,616)
Share of profit of associates		4,189	1,845
Profit before taxation	4	87,527	270,068
Taxation	5	(8,035)	(2,197)
Profit for the period		79,492	267,871
Attributable to			
Equity holders of the parent		56,310	266,029
Minority interests		23,182	1,842
		79,492	267,871
Earnings per share	6		
Basic		1.01 cents	4.76 cents
Diluted		N/A	N/A

Condensed Consolidated Balance Sheet
As at 30th June 2005

	Note	As at 30th June 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		913,690	879,964
Prepayments for operating lease		51,930	52,581
Interest in associates		49,354	53,154
Interest in a joint venture		7,416	30,058
Other non-current financial assets		3,113	3,109
Deferred tax assets		6,197	6,197
		1,031,700	1,025,063
Current assets			
Current financial assets		38,252	16,466
Inventories		98,641	96,590
Trade receivables	8	83,255	71,499
Prepayments and other receivables		81,522	65,025
Pledged bank deposits		7,984	1,394
Bank balances and cash		166,040	126,152
		475,694	377,126
Current liabilities			
Trade payables	9	217,567	188,398
Other payables		173,439	96,275
Current portion of interest-bearing borrowings		119,348	186,606
Advance payments from customers		16,022	7,372
Taxation		3,979	2,575
		530,355	481,226
Net current liabilities		(54,661)	(104,100)
Total assets less current liabilities		977,039	920,963
Non-current liabilities			
Long-term interest-bearing borrowings		54,000	13,581
Other non-current payables		10,919	10,913
Employee benefit obligations		5,335	4,887
Deferred tax liabilities		6,176	6,176
		76,430	35,557
NET ASSETS		900,609	885,406
CAPITAL AND RESERVES			
Equity attributable to equity holders of the parent			
Issued capital		27,943	27,943
Reserves		762,521	706,788
Proposed final dividend		—	63,712
		790,464	798,443
Minority interests		110,145	86,963
		900,609	885,406

Notes:

1. **Basis of preparation**

Basis of preparation and accounting policies

The Directors are responsible for the preparation of the Group's unaudited interim financial statements. These unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These condensed interim financial statements should be read in conjunction with the 2004 annual financial statements.

Adoption of the New Hong Kong Financial Reporting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKASs"). herein collectively referred to as the new HKFRSs, which are effective for accounting periods beginning on or after 1st January 2005. The Group adopted the new HKFRSs on 1st January 2005 and the above financial data included the impact upon adoption of these new HKFRSs. The adoption of the new HKFRSs has no material impact on the results of the Group apart from certain change in the accounting presentation.

2. **Turnover and segment result by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover and segment result by major products is set out below:

	Turnover For the six months ended 30th June		**Segment result For the six months ended 30th June**	
	2005	**2004**	**2005**	**2004**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Instant noodles	440,933	399,241	38,836	2,469
Beverages	332,813	252,970*	48,152	15,656*
Bakery	42,813	38,386	573	(13,335)
Others	30,092	21,007*	1,876	(261)*
Total	846,651	711,604	89,437	4,529

* *The comparative information of turnover and segment result has been restated and reclassified to conform to current period's presentation.*

3. **Finance Costs**

	For the six months ended 30th June	
	2005	**2004**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	5,268	9,616

4. **Profit before taxation**

	For the six months ended 30th June	
	2005	**2004**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Profit before taxation is stated after charging (crediting) the following:		
Depreciation	45,680	43,406
Gain on disposal of partial interest in subsidiaries	—	(272,955)
Gain on disposal of partial interest in an associate	—	(2,528)
Impairment loss for property, plant and equipment	—	10,000

5. **Taxation**

	For the six months ended 30th June	
	2005	**2004**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
PRC enterprise income tax	8,035	2,197

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. **Earnings per Share**

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the parent for the period of US$56.310 million (2004: US$266.029 million) and on the weighted average of 5,588,705,360 (2004: 5,588,705,360) ordinary shares in issue during the period.

The Company has repaid the Group's Convertible Bonds which due in June 2005. No comparative figure for diluted earnings per share is presented as the conversion price of the Company's convertible bonds were higher than the market price of the Company's shares in the same period last year.

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the six months ended 30th June 2005 (2004: nil).

8. **Trade Receivables**

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables as at the balance sheet date is as follows:

	As at 30th June 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
0 - 90 days	72,968	60,717
Over 90 days	10,287	10,782
	83,255	71,499

9. **Trade Payables**

The ageing analysis of trade payables as at the balance sheet date is as follows:

	As at 30th June 2005 (Unaudited) *US$'000*	As at 31st December 2004 (Audited) *US$'000*
0 - 90 days	197,853	173,107
Over 90 days	19,714	15,291
	217,567	188,398

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2005, the Group's turnover was US$846.651 million, an increase of 18.98% over same period last year. The growth rates for turnover of instant noodle, beverage and bakery were 10.44%, 31.56% and 11.53% respectively.

During the period, the Group's gross margin increased by 3.9pp. to 31.56% although the prices for the Group's core materials stood at high level. The growth was mainly because of the improvement in product mix and cost control. The refining in the operation help to cut 3.27% of the distribution expense to US$151.510 million. Due to the effective use of the cash from the shares transfer to repay most of the loans, the Group's finance cost sharply decreased by 45.22% to US$5.268 million. A capital gain of US$272.955 million in the first half of last year was from the disposal of partial interests in subsidiaries. The profit attributable to equity holders of the parent for the period was US$56.310 million, representing earnings per share of US$1.01 cents. Profit sharply increased by US$63.236 million when compared to the loss of US$6.926 million attributable to equity holders of the parent before the inclusion of the exceptional income arising from disposal of partial interests in subsidiaries in last year.

Instant Noodle Business

In the first half of year 2005, turnover for instant noodle business amounted to US$440.933 million, grew by 10.44% from the same period last year and representing 52.08% of the Group's total turnover. The successful sales were mainly attributable to continuing brand investment under the current solid base of "Better Access, Broader Reach". Also, leveraging on the strategy of overall improvement on the sense of value for high-end instant noodle products and effective communication with media, the Group put all its effort to build "Master Kong" as a high-value brand name and achieved a significant growth in all kinds of container noodles. The appropriate adoption of the strategy in skilful development of local products also led to the widespread acceptance by consumers of these local products. In addition, leveraging on deep plowing in villages and increased consumers' demands on instant noodles in rural areas, the Group's low-end price instant noodles' production factories, which were built in Huai'an, Nanyang, Tangshan and Longrao, etc., in the second quarter, have been put into production continually. The increase in production capacity will strengthen the Group's sales in low-end price products and further shorten the distance between the Group and rural consumers. At the same time, the operation cost of low-end price instant noodles can be controlled effectively to enhance the Group's competitive ability in such market. During the period, by the extended flavor and package, "The Best of Asian Series" introduced bucket noodle and packet noodle. "Mixed Noodle Series" which is the best choice in summer also launched various new flavors. According to AC Nielsen, for the period of April to May 2005, by sales value, the Group's market share was 38.73% in the PRC instant noodle market and is No.1 in the market.

During the period, the gross margin of the Group's instant noodle increased by 5.93pp. to 23.49%. Despite the continuous high price for core material flour, the gross margin was improved because of the continuous increase in sales portion of high margin container noodles and high-end packet noodles, price cutting on palm oil, moderate increase in price of products and refining production process. Profit attributable to equity holders of the parent was US$32.837 million, same period last year recorded loss at US$0.893 million. Profit growth was mainly because of the adjustment on products mix and effective cost control.

Beverage Business

For the first half of year 2005, turnover for beverage business amounted to US$332.813 million, grew by 31.56% from the same period last year and representing 39.30% of the Group's total turnover. In order to suit for the coming peak season, Master Kong's tea drinks have successfully launched new products such as Jasmine Tea and Ice Shock Tea in April 2005. The sales of Master Kong's tea drinks were improved and the leading position was further consolidated through the strategies of extended flavors and product differentiation. During the period, for diluted juice series, the Group also introduced several new flavors of Daily C with Pulp Orange Juice, Pulp Grapefruit Juice and Guava Juice. As a result, the demand was stimulated successfully and the sales increased. Through the improvement on production efficiency and raw material and transportation cost management, all Master Kong Mineralized Water production lines operated at full capacity and captured the market share successfully. All these efforts made beverage business achieved a new record in turnover. According to AC Nielsen, for the period of April to May 2005, Master Kong's Ready-To-

Drink Tea gained 44.4% market share and still kept No.1 position in the market. Leveraging on the leading competitive position that was attributable to the extended brand, flavor and package, Master Kong's juice drink series gained 17.9% market share in the diluted juice market.

In spite of the fact that the price of PET plastic resin and sugar continued to stand at a high level, the gross margin of beverage business for the first half of year 2005 only had a slight decrease by 0.7pp. and maintained at a high level of 40.47% due to the Group's highly efficient production facilities and fast growth in sales. Profit attributable to equity holders of the parent was US$20.771 million, increased by 87.6% mainly because of the effective cost control and the growth on sales.

Bakery Business

Due to the successful strategies of continuously emphasizing on brand management and product differentiation, bakery business turnover amounted to US$42.813 million for the first half of year 2005, increased by 11.53% from the same period last year and representing 5.06% of the Group's total turnover.

The gross margin for the first half in 2005 increased to 37.29% as compared to 31.64% for the same period last year. The increase was mainly attributable to successful introduction of a new high-margin product "Savory Biscuit" and effective control on purchase cost. During the period, bakery business realized a net profit. Net profit attributable to equity holders of the parent was US$0.531 million, last year's loss was US$13.662 million. According to AC Nielsen, for the period of April to May 2005, "Master Kong"'s sandwich crackers had a 26.8% market share and gained leader position in the PRC market. In the third quarter, the Group will continue to strengthen brand investment and modern distribution network operation. A new production line of thin cracker will be put into operation in September and gross margin and market share are expected to improve respectively.

FINANCING

As of 30th June 2005, the Group's total liabilities amounted to US$607 million, representing an increase of US$90.002 million from US$517 million as at 31st December 2004. Total assets amounted to US$1,507 million. The leverage ratio calculated as total liabilities to total assets increased by 3.4pp. to 40.25% as compared to 31st December 2004. The increase was mainly because of the increase in other payables by US$77.164 million and the increase in trade payables by US$29.169 million. The Group's long-term and short-term loans decreased by US$26.839 million as compared to 31st December 2004. The Group's loans are mainly denominated in US dollars and the portion for US dollars and Renminbi in the Group's total borrowing was 86% and 14% respectively. In addition, the Group's transactions are mainly denominated in Renminbi, revaluation in the Renminbi may bring positive impact to the Group. There is no significant impact of exchange fluctuations because the exchange rate between Renminbi and US dollar remained relatively stable during the period. As of 30th June 2005, the Group had no contingent liability and cash on hand amounted to US$174 million.

Financial Ratio

	As at 30th June 2005	As at 31st December 2004
Finished goods turnover	10.28 Days	10.73 Days
Accounts receivable turnover	16.54 Days	16.62 Days
Current ratio	0.90 Times	0.78 Times
Debt ratio (Total liabilities to total assets)	40.25%	36.86%
Gearing ratio (Net debt to equity attributable to equity holders of the parent)	0.0 Times	0.1 Times

The Group's 2002 Convertible Bonds have been due in June 2005. The Group repaid the remaining principal amount of US$90 million plus a redemption premium of US$9.932 million from operating cash flows and cash from the shares transfer in last year. The total repayment amount was US$99.932 million.

HUMAN RESOURCES

As of 30th June 2005, the Group employed 25,144 staff (31st December 2004: 25,003). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the good management system for human resources will enhance employee's contribution to the Group.

PROSPECTS

The growth for the PRC consumers' income and the new concept for consumption will expand the development for the instant food market. The Group has therefore arranged the product extension such as the establishment of a joint venture company in Tianjin with Japanese Kameda Seika Co., Ltd. ("Kameda") on 4th July this year. With Kameda's professional support, the Group may produce different kinds of rice product by fully utilising the Group's production facilities for rice crackers. The Group also established another joint venture company in Hangzhou with Japanese Kagome Co., Ltd. and Itochu Corporation on 11th July this year to produce vegetable juice, mixed vegetable and fruit juice and vegetable and lactic beverage. Through this co-operation, the Group is expected to further diversify its business into the production and distribution of beverages.

In third quarter, because of the continuous high price of the Group's core raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the second half. Facing the pressure from market competition and the increasing production cost, the Group will continue to make use of the Group's advantages and to refine its overall operation. Under the "Profit Priority" policy, the Group will expand its total sales and further strengthen the leading position of each product in the PRC market.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

The Company is committed to maintaining high standards of corporate governance. Throughout the six months ended 30th June 2005, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;

2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and

3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

The Company is considering the adoption of appropriate measures to ensure that the Company's corporate governance practices are no less stringent than those in the Code.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules effective before 1st January 2005, the Company has established the Audit Committee in September 1999 and currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Tomoyuki Nakayama. On 24th June 2005, the Board of the Company appointed Mr. Tomoyuki Nakayama as an Independent Non-executive Director and a member of the Audit Committee. The latest meeting of the Committee was held to review the results of the Group for the period.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee was established on 11th August 2005. This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Tomoyuki Nakayama.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession planning for Directors.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period. The Group's 2002 Convertible Bonds have been due in June 2005 and the Group has repaid the remaining principal amount of US$90 million.

CAUTION STATEMENT

The Board wishes to remind investors that the financial statements and the financial outlines for the first six months ended 30th June 2005 are based on the Group's internal records and management accounts. The financial statements for the first six months ended 30th June 2005 have not been reviewed or audited by the auditors. The financial statements for the first six months ended 30th June 2004 are extracted from the unaudited financial statements already disclosed by the Group and have been restated, and the financial statements for the year ended 31st December 2004 are extracted from the audited financial statements as contained in the 2004 Annual Report and have been restated. **Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first six months ended 30th June 2005. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.**

BOARD OF DIRECTORS

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are Executive Directors of the Company. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 24th August 2005
Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 18 October 2005, the Company entered into the Hymall Agreement and the Family Mart Agreement. Pursuant to the Hymall Agreement and the Family Mart Agreement, the Group will supply the Group's instant food and beverage products to Hymall and Family Mart, respectively. Each of Hymall and Family Mart is an associate of Ting Hsin, which is a substantial shareholder of the Company. Accordingly, the Hymall Transactions and the Family Mart Transactions constitute continuing connected transactions of the Company under the Listing Rules.

As the annual transactional amount for the Hymall Transactions for each of the percentage ratios (other than the profit ratio) is less than 2.5% and the annual transactional amount for the Family Mart Transactions for each of the percentage ratios (other than the profits ratio) is less than 2.5% in respect of that financial year, the Hymall Transactions and the Family Mart Transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and are exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

THE HYMALL TRANSACTIONS

Hymall is owned as to 100% by Ting Cao. Ting Cao is 50% owned by Ting Hsin, which is a substantial shareholder of the Company that is interested in approximately 33.2% of the issued share capital of the Company as at the date of this announcement. Accordingly, Hymall is an associate of Ting Hsin, a substantial shareholder of the Company, and transactions between Hymall and the Group will constitute connected transactions of the Company under the Listing Rules.

The Hymall Agreement

Date:	18 October 2005
Parties:	Ting Cao the Company
Subject:	Pursuant to the Hymall Agreement, the Company will supply Hymall with instant food and beverage products produced by the Group.

Term:	The Hymall Agreement has a fixed term commencing from 1 January 2005 for three years ending 31 December 2007.
Price:	The basis of determining the prices for the Hymall Transactions will be in accordance with the normal pricing policy for products supplied to third parties not more favourable to Hymall.
Cap amount:	The cap for each of the three years ending 31 December 2007 is as follows:

2005	RMB 92,145,000
2006	RMB121,886,000
2007	RMB170,172,000

The annual transactional amount of the Hymall Transactions is expected to be less than 2.5% for each of the percentage ratios (other than the profits ratio) in respect of that financial year and was determined by the sales to Hymall for the first eight months of 2005 in the amount of approximately US$5,730,000 (equivalent to approximately HK$44,680,000) and the anticipated growth in demand for the Company's products and sales by Hymall as a result of the planned increase in the number of Hymall outlets by Hymall from 35 hypermarkets as of the date of this announcement to approximately 50 in 2006 and 69 in 2007 and the anticipated market growth in the Company's core products in general.

THE FAMILY MART TRANSACTIONS

Family Mart is 100% owned by China CVS since July 2005. China CVS is held as to 50.5% by Ting Hsin. Accordingly, China CVS is an associate of Ting Hsin, a substantial shareholder of the Company, and transactions between Family Mart and the Group will constitute connected transactions for the Company under the Listing Rules.

The Family Mart Agreement

Date:	18 October 2005
Parties:	China CVS the Company
Subject:	Pursuant to the Family Mart Agreement, the Company will supply Family Mart with instant food and beverage products produced by the Group.
Term:	The Family Mart Agreement has a fixed term commencing from 1 January 2005 for three years ending 31 December 2007.
Price:	The basis of determining the prices for the Family Mart Transactions will be in accordance with the normal pricing policy for products supplied to third parties not more favourable to Family Mart.

Cap amount:	The cap for each of the three years ending 31 December 2007 is as follows:	
	2005	RMB 8,660,000
	2006	RMB16,470,000
	2007	RMB21,780,000

The annual transactional amount of the Family Mart Transactions is expected to be less than 2.5% for each of the percentage ratios (other than the profits ratio) in respect of that financial year and was determined by the sales to Family Mart for the first eight months of 2005 in the amount of approximately US$392,112 (equivalent to approximately HK$3,060,000) and the anticipated growth in demand for the Company's products and sales by Family Mart as a result of the planned increase in the number of Family Mart outlets by Family Mart from 85 as at the date of this announcement to approximately 250 in 2006 and 400 in 2007 and the anticipated market growth in the Company's core products in general. The higher percentage increase for the annual cap of the Company's sales to Family Mart when compared with the sales to Hymall is attributable to the lower costs of establishing the Family Mart convenient stores and the fact that Family Mart is currently only active in Shanghai and has more potential for geographical expansion.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Company is principally engaged in the manufacture, distribution and sale of instant noodles, bakery products and beverages in the PRC. Hymall operates a chain of 35 hypermarkets in various parts of the PRC and Family Mart operates a chain of 85 convenient stores in the PRC. As the Hymall Transactions and the Family Mart Transactions are entered into under normal commercial terms and on terms no less favourable than with other parties, the Directors (including the independent non-executive Directors) consider that the Hymall Transactions and the Family Mart Transactions are of the type entered into in the ordinary and usual course of business of Group. Save for the shareholding of Ting Hsin in each of Ting Cao and China CVS, which are the holding companies of Hymall and Family Mart, respectively, Hymall and Family Mart are not related to each other in any other way. The Directors (including the independent non-executive Directors) are therefore of the view that the entering into the Hymall Agreement and the Family Mart Agreement will be fair and reasonable and to the interest of the shareholders of the Company and the Company as a whole.

GENERAL

Each of Hymall and Family Mart is an associate of Ting Hsin, which is a substantial shareholder of the Company. Accordingly, the Hymall Transactions and the Family Mart Transactions constitute continuing connected transactions of the Company under the Listing Rules.

As the annual transactional amounts for the Hymall Transactions for each of the percentage ratios (other than the profit ratio) is less than 2.5% and the annual transactional amount for the Family Mart Transactions for each of the percentage ratios (other than the profit ratio)

is less than 2.5%, the Hymall Transactions and the Family Mart Transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and are exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules governing connected transactions in the event that the total amount of any of the Hymall Transactions or the Family Mart Transactions exceeds 2.5% for each of the percentage ratios (other than the profit ratio), or that there is any material amendment to their terms.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-yi and Mr. Jun-Ichiro Ida are executive Directors. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive Directors.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context otherwise requires:

"associate"	has the same meaning as given to it under the Listing Rules
"Board"	the board of Directors
"China CVS"	China CVS (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands, the principal activity of which is investing holding and is 50.5% owned by Ting Hsin
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the same meaning as given to it under the Listing Rules
"Director(s)"	The director(s) of the Company
"Family Mart"	a chain of convenience stores operated by China CVS
"Family Mart Agreement"	the agreement dated 18 October 2005 between China CVS and the Company
"Family Mart Transactions"	the supply of instant food and beverage products of the Group to Family Mart pursuant to the terms of the Family Mart Agreement

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hymall"	a chain of hypermarkets operated by Ting Cao
"Hymall Agreement	the agreement dated 18 October 2005 between Ting Cao and the Company
"Hymall Transactions"	the supply of the Group's instant food and beverage products of the Group to Hymall pursuant to the terms of the Hymall Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meaning ascribed to it under the Listing Rules
"Ting Cao"	Ting Cao (C. I.) Holding Corp., a company incorporated in the Cayman Islands, the principal activity of which is investing holding and is 50% owned by Ting Hsin
"Ting Hsin"	Ting Hsin (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands and is a substantial shareholder of the Company that is interested in approximately 33.2% of the issued share capital of the Company
"%"	per cent.

By order of the Board
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
Wei, Ing-Chou
Chairman

Hong Kong, 18 October 2005

** For identification purposes only*

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi